BY FACSIMILE AND U. S. MAIL

Julie Sherman
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	New Century Companies, Inc.
Form 10-KSB for the year ended December 31, 2007
Filed May 15, 2008
Form 10-K for the year ended December 31, 2008
Form 10-q for the period ended March 31, 2009
File No. 000-09459

Dear Ms. Sherman:

We are responding to your letter of October 1, 2009.

Form 10-K for the year ended December 31, 2007

Financial Statements, page F-1

Note 9. Loss Per Share, page F-36

Comment

1.
Please refer to our prior comment 1. We see from your response and the Series C Preferred Stock agreements that the Series C dividends are to be paid only when, as and if declared by the Board of Directors. Since you have represented to us that you do not have regular Board meetings and have not formally declared any dividends with regards to the Series C preferred stock, please explain in detail how you concluded that the company had a legal liability that needed to be recorded.

Response

The Company has outstanding preferred Series C shares which have a mandatory cumulative dividend of $1.25 per share payable on a semi-annual basis in June and December each year to holders of record on November 30 and May 31, as noted on page F-28 of the Form 10-K for the year ended December 31, 2007.  The answer provided in the response letter dated June 3, 2009, was erroneous.  The Company accrued for the dividends as the Series C shareholders have the right to a mandatory cumulative dividend, unless they have waived their rights to those dividends or the statue of limitation has expired.  Thus, the Company believes its accounting for the mandatory dividends related to the preferred Series C shares is appropriate.

Julie Sherman
Division of Corporation Finance

Comment

2.
In contrast to the terms of the Series C Preferred Stock, we note from the Series D Preferred Stock agreement that dividends for the Series D Preferred Stock must be paid whether or not declared by the Board of Directors. Therefore, notwithstanding your representations that you do not have regular Board meetings and have not formally declared any dividends, it would appear that you had a legal liability that needed to be recorded. To help us better understand your extinguishing that liability, please respond to the following:

•
Provide us with a list of those preferred stockholders that waived their dividends and the amount waived by each preferred stockholder. For each, please specifically indicate the series of preferred stock to which the dividend waiver relates (i.e., Series C or Series D) and show us how the waivers accumulate to the reduction you recorded of $69,750 in 2007.

Response:

We have removed dividend accruals in both 2006 and 2007.  In 2006, we removed dividend accruals totaling $287,875.  This is comprised of waived dividends from both Series C and Series D shareholders.  The amount of waived dividends related to Series C shareholders was $282,875 and the amount of waived dividends related to Series D shareholders was $5,000.  The following schedules detail the shareholders who waived their right to the accrued dividends:

Julie Sherman
Division of Corporation Finance

Stockholder	No of Shares	No of Waived Shares	No of Remaining Shares	Semiannual periods waived	Amount waived per shareholder
Diane Alexander	1,600	1,600	-	3	$ 6,000
Harry Anger	240	-	240	-	-
Alan and Losis Bauer	600	-	600	-	-
Kelly Burney	360	-	360	-	-
Michael Callahan	2,000	2,000	-	3	$ 7,500
John D. Carswell	2,700	-	2,700	-	-
Margaret G. Carswell	1,200	-	1,200	-	-
Douglas Cerritti	600	-	600	-	-
Henry Clay	180	-	180	-	-
CRC Partners	1,200	-	1,200	-	-
Edward Epstein	1,000	-	1,000	-	-
David Fassio	420	-	420	-	-
Edward Fishman	4,000	4,000	-	2	$ 8,000
Paul Gardner	600	-	600	-	-
T. Edward Gignilliat	600	-	600	-	-
Robert L. Harrison	900	-	900	-	-
Charlene Hodgson	300	-	300	-	-
Karen L. Hunt	1,000	-	1,000	-	-
Harvey & Violet Kaplan Family Limited Partnership	4,000	4,000	-	3	$ 15,000
Gregory Lowney and Maryanne Snyder	1,000	-	1,000	-	-
Pamela McKenzie	900	900	0	7	$ 7,875
Don Merlino	1,000	-	1,000	-	-
Carol Peters	1,200	1,200	0	7	$ 10,500
Scott H. Richardson	300	-	300	-	-
David Rosencrantz	1,400	1,400	0	7	$ 12,250
Joseph Schames	6,000	-	6,000	-	-
William A. Schwartz	1,200	-	1,200	-	-
Jack J. Spitzer	1,200	-	1,200	-	-
Wolfgang Struss	1,000	1,000	0	7	$ 8,750
Richard Thomas	300	-	300	-	-
Renee Weiss TR U/W	400	-	400	-	-
Roland Wheeler	1,800	-	1,800	-	-
Andrew Willner	1,000	-	1,000	-	-
Harvey A. Zarem (Emmet Larkin IRA)	600	-	600	-	-
Robert M. Zarem	1,200	-	1,200	-	-
Douglas Lennard	2,200	2,200	-	3	$ 8,250
Redwood Consultants (Jens Dalsgaard)	31,800	31,800	-	5	$ 198,750
Total PFD Series C	78,000
Total PFD Series C Waived		50,100
Total PFD Series C Remaining			27,900
Total PFD Series C Waived ($)					$ 282,875

Stockholder	No of Shares	No of Waived Shares	Semiannual periods waived	Amount waived per shareholder
David Rosencrantz	1,000	1,000	4	$ 5,000
Total PFD Series D Waived		1,000
Total PFD Series D Waived ($)				$ 5,000

Julie Sherman
Division of Corporation Finance

In 2007, we recorded a reversal on the accrued Preferred Stock Series C dividends that were not paid and expired due to the statute of limitation. This was erroneously stated as waived amounts in the Form 10-K for the year ended December 31, 2007 and in the response letter dated December 12, 2008.  As noted above, certain of the shareholders waived their rights to dividends.  For those who did not waive their rights, the Company determined that due to the 4 years statue of limitations, the accrued dividend amount of $69,750 should be removed.

•	Identify any preferred shareholders on the list who were related parties and provided waivers.

Response:

None of the Preferred Stock Series C shareholder are related parties.

•
Provide us with a detailed schedule, by year, showing the dividends you have extinguished, how the amount extinguished was determined, and the basis for such extinguishment (i.e. waiver obtained, expiration of Statute of Limitations, etc.).

Response:

	Series C	Series D	Total
2006

Waived Dividends (see detail above)	(282,875)	(5,000)	(287,875)

2007

Expiration of Statue of Limitation	(69,750)		(69,750)

•	As previously requested, please provide us with a written legal opinion regarding your reliance on the Statute of Limitations for those dividends you have not obtained a waiver.

Response:

We are in process of obtaining a written legal opinion.

Julie Sherman
Division of Corporation Finance

Comment

3.
In this regard, please tell us the amount of dividends you accrued for the Series C and Series D Preferred Stock during the year ended December 31, 2008, whether you have extinguished the liability for any Series C or Series D dividends during 2008, and if you have adjusted earnings per share at all in 2008 with regards to the dividends.

Response:

During 2008, we accrued $82,550 dividends for all Preferred Series C & D shareholders who did not wave their rights to dividends.

During 2008, earnings per share were not adjusted.

During 2008, we did not extinguish any liabilities related to our Series C or Series D preferred shares.

Comment

Form 10-K for the year ended December 31; 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results, page 11

Results of Operations For The Period Ended December 31, 2008 Compared to December 31, 2007, page 12

Operating Loss, page 12

4.
We see that your salaries and related costs increased from $434,623 to $837,147 or 93% and note your disclosure that the increase is due to the reclassification of certain costs to compensation. Please explain to us the nature of the costs reclassified and tell us whether you reclassified comparable costs in 2007. Also, in future filings, revise to provide investors with information to understand the underlying reason for the increase.

Response:

The cost was reclassified from travel and miscellaneous expenses for reimbursements made that did not have the proper written support. Comparable reclassifications were made to 2007.

Julie Sherman
Division of Corporation Finance

Comment

Change in Fair Value of Derivative Liabilities, page 12

5.
We noted that the change in the fair value of derivative and warrant liabilities fluctuated significantly and you recorded a gain of $4.2 million in 2008. Please tell us and revise these disclosures in future filings to explain to investors the underlying reason for the significant change. Provide details of each outstanding derivative and their related value with an explanation regarding fluctuations between periods so an investor can better understand the significant fluctuations.

Response:

Every reporting period the derivative liabilities are reevaluated based on the fair market value.  The primary driver in the derivative liability value is related to our stock price.  For example, when our stock price increases over a given period, the derivative liability will also increase.

Comment

Financial Condition, Liquidity, Capital Resources. page 13

6.
We noted your discussion on page 7 that as of December 31, 2008 you do not have the cash available to pay the principal at maturity and if you cannot raise the necessary cash, the convertible debentures will be in default. We noted related discussion on page F-6 of your financial statements that as of December 31, 2008 you were in default on your CAMOFI and CAMHZN debt. Please tell us and revise in future filings to clarify whether or not you are in default on the convertible debentures. Advise us and registrants in future filings as to whether the note holders have declared the notes in default and explain the consequences if such default is declared.

Response:

As of December 31, 2008, the Company was not current on the monthly redemption of principal and interest on CAMOFI and CAMHZN debt, which is an event of default. The note holders did not declare event of default.

The following is from Section 9.b) of the CAMOFI and CAMHZN Notes:

Remedies Upon Event of Default. These are as follows,  “If any Event of Default occurs, the full principal amount of this Note, together with interest and other amounts owing in respect thereof, to the date of acceleration shall become, at the Holder’s election, immediately due and payable in cash.   The aggregate amount payable upon an Event of Default shall be equal to the Mandatory Prepayment Amount.  Commencing 5 days after the occurrence of any Event of Default that results in the eventual acceleration of this Note, the interest rate on this Note shall accrue at the rate of 20% per annum, or such lower maximum amount of interest permitted to be charged under applicable law.  All Notes for which the full Mandatory Prepayment Amount hereunder shall have been paid in accordance herewith shall promptly be surrendered to or as directed by the Company.  The Holder need not provide and the Company hereby waives any presentment, demand, protest or other notice of any kind, and the Holder may immediately and without expiration of any grace period enforce any and all of its rights and remedies hereunder and all other remedies available to it under applicable law.  Such declaration may be rescinded and annulled by Holder at any time prior to payment hereunder and the Holder shall have all rights as a Note holder until such time, if any, as the full payment under this Section shall have been received by it.  No such rescission or annulment shall affect any subsequent Event of Default or impair any right consequent thereon.”

Julie Sherman
Division of Corporation Finance

Comment

Item 9A(T). Controls and Procedures, page 16

7.
We noted that as part of your fifth material weakness you disclose that you have not tested whether your financial activity level controls or your information technology general controls were operating sufficiently to identify a deficiency. Please clarify for us if you have, in fact, completed your assessment of internal control.

Response:

Based on our conclusions related to the disclosed material weaknesses, we concluded our assessment and determined that our ICFR was not effective.

Comment

8.
We see that you disclose numerous significant material weaknesses related to your internal control over financial reporting. Please tell us. and revise in future filings to disclose the specific steps that the company has taken, if any, to remediate the material weaknesses and disclose whether the company believes that the material weaknesses still exist at the end of the period covered by the report.

Response:

We currently do not have the resources to resolve the deficiencies and the management believes that the material weaknesses still exist at the end of the period covered by the report.  However, we continue to work diligently to provide accurate and reliable financial information to the public.

Julie Sherman
Division of Corporation Finance

Comment

Financial Statements, page F-1

Note 6. Debt, page F-17

9.
We see that you issued a 12% Senior Secured Convertible Promissory Note, the CAMOFI Note, in the amount of $3.5 million on February 28, 2006 and that you recently determined that the original accounting failed to appropriately record separate derivative treatment for the conversion option and the warrants issued with the Note. We also see that you issued an amended and restated note to CAMOFI on June 26, 2008 and you also issued the CAMHZN Note on August 8, 2008. Please respond to the following with regards to the restated note and the amended note:

•	Please tell us, and revise future filings to disclose the specific conversion terms of the Notes.

Response:

The terms of the conversion are discussed in Section 4 of the CAMOFI and CAMHZN Notes Agreements. We will provide the necessary description of such section in future filings, see below for full description of the terms.

“Section 4.                                  Conversion.

a)           Voluntary Conversion. At any time after the Original Issue Date until this Note is no longer outstanding, this Note shall be convertible into shares of Common Stock at the option of the Holder, in whole or in part at any time and from time to time (subject to the limitations on conversion set forth in Section 4(d) hereof).  The Holder shall effect conversions by delivering to the Company the form of Notice of Conversion attached hereto as Annex A (a “Notice of Conversion”), specifying therein the principal amount of Notes to be converted and the date on which such conversion is to be effected (a “Conversion Date”).  If no Conversion Date is specified in a Notice of Conversion, the Conversion Date shall be the date that such Notice of Conversion is provided hereunder.  To effect conversions hereunder, the Holder shall not be required to physically surrender Notes to the Company unless the entire principal amount of this Note plus all accrued and unpaid interest thereon has been so converted. Conversions hereunder shall have the effect of lowering the outstanding principal amount of this Note in an amount equal to the applicable conversion.  The Holder and the Company shall maintain records showing the principal amount converted and the date of such conversions.  The Company shall deliver any objection to any Notice of Conversion within 3 Business Days of receipt of such notice.  In the event of any dispute or discrepancy, the records of the Holder shall be controlling and determinative in the absence of manifest error. The Holder and any assignee, by acceptance of this Note, acknowledge and agree that, by reason of the provisions of this paragraph, following conversion of a portion of this Note, the unpaid and unconverted principal amount of this Note may be less than the amount stated on the face hereof.  However, at the Company’s request, the Holder shall surrender the Note to the Company within five (5) Trading Days following such request so that a new Note reflecting the correct principal amount may be issued to Holder.

Julie Sherman
Division of Corporation Finance

b)           Conversion Price.  Subject to the provisions of Section 5(b), the initial conversion price in effect on any Conversion Date shall be $0.63.

c)           Reserved.

d)           Conversion Limitations; Holder’s Restriction on Conversion. The Company shall not effect any conversion of this Note, and the Holder shall not have the right to convert any portion of this Note, pursuant to Section 4(a) or otherwise, to the extent that after giving effect to such conversion, the Holder (together with the Holder’s affiliates), as set forth on the applicable Notice of Conversion, would beneficially own in excess of 4.99% of the number of shares of the Common Stock outstanding immediately after giving effect to such conversion.  For purposes of the foregoing sentence, the number of shares of Common Stock beneficially owned by the Holder and its affiliates shall include the number of shares of Common Stock issuable upon conversion of this Note with respect to which the determination of such sentence is being made, but shall exclude the number of shares of Common Stock which would be issuable upon (A) conversion of the remaining, nonconverted portion of this Note beneficially owned by the Holder or any of its affiliates and (B) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any other Notes or the Warrants) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the Holder or any of its affiliates.  Except as set forth in the preceding sentence, for purposes of this Section 4(d), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act.  To the extent that the limitation contained in this section applies, the determination of whether this Note is convertible (in relation to other securities owned by the Holder) and of which a portion of this Note is convertible shall be in the sole discretion of such Holder. To ensure compliance with this restriction, the Holder will be deemed to represent to the Company each time it delivers a Notice of Conversion that such Notice of Conversion has not violated the restrictions set forth in this paragraph and the Company shall have no obligation to verify or confirm the accuracy of such determination.  For purposes of this Section 4(d), in determining the number of outstanding shares of Common Stock, the Holder may rely on the number of outstanding shares of Common Stock as reflected in (x) the Company’s most recent Form 10-QSB or Form 10-KSB (or such related form), as the case may be, (y) a more recent public announcement by the Company or (z) any other notice by the Company or the Company’s Transfer Agent setting forth the number of shares of Common Stock outstanding.  Upon the written or oral request of the Holder, the Company shall within two Trading Days confirm orally and in writing to the Holder the number of shares of Common Stock then outstanding.  In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Note, by the Holder or its affiliates since the date as of which such number of outstanding shares of Common Stock was reported.  The provisions of this Section 4(d) may be waived by the Holder upon, at the election of the Holder, not less than 61 days’ prior notice to the Company, and the provisions of this Section 4(d) shall continue to apply until such 61st day (or such later date, as determined by the Holder, as may be specified in such notice of waiver).

Julie Sherman
Division of Corporation Finance

e)           Mechanics of Conversion

i.           Conversion Shares Issuable Upon Conversion of Principal Amount.  The number of shares of Common Stock issuable upon a conversion hereunder shall be determined by the quotient obtained by dividing (x) the outstanding principal amount of this Note to be converted by (y) the Conversion Price.

ii.           Delivery of Certificate Upon Conversion. Not later than three Trading Days after any Conversion Date, the Company will deliver to the Holder (A) a certificate or certificates representing the Conversion Shares which shall be free of restrictive legends and trading restrictions (other than those required by the Purchase Agreement) representing the number of shares of Common Stock being acquired upon the conversion of Notes (including, if so timely elected by the Company, shares of Common Stock representing the payment of accrued interest) and (B) a bank check in the amount of accrued and unpaid interest (if the Company is required to pay accrued interest in cash). The Company shall, if available and if allowed under applicable securities laws, use its best efforts to deliver any certificate or certificates required to be delivered by the Company under this Section electronically through the Depository Trust Corporation or another established clearing corporation performing similar functions.

iii.           Failure to Deliver Certificates.  If in the case of any Notice of Conversion such certificate or certificates are not delivered to or as directed by the applicable Holder by the third Trading Day after a Conversion Date, the Holder shall be entitled by written notice to the Company at any time on or before its receipt of such certificate or certificates thereafter, to rescind such conversion, in which event the Company shall immediately return the certificates representing the principal amount of Notes tendered for conversion.

Julie Sherman
Division of Corporation Finance

iv.           Obligation Absolute; Partial Liquidated Damages.  If the Company fails for any reason to deliver to the Holder such certificate or certificates pursuant to Section 4(d)(ii) by the third Trading Day after the Conversion Date, the Company shall pay to such Holder, in cash, as liquidated damages and not as a penalty, for each $1000 of principal amount being converted, $10 per Trading Day (increasing to $20 per Trading Day after 5 Trading Days after such damages begin to accrue) for each Trading Day after such third Trading Day until such certificates are delivered.  The Company’s obligations to issue and deliver the Conversion Shares upon conversion of this Note in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by the Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by the Holder or any other Person of any obligation to the Company or any violation or alleged violation of law by the Holder or any other person, and irrespective of any other circumstance which might otherwise limit such obligation of the Company to the Holder in connection with the issuance of such Conversion Shares; provided, however, such delivery shall not operate as a waiver by the Company of any such action the Company may have against the Holder.  In the event a Holder of this Note shall elect to convert any or all of the outstanding principal amount hereof, the Company may not refuse conversion based on any claim that the Holder or any one associated or affiliated with the Holder of has been engaged in any violation of law, agreement or for any other reason, unless, an injunction from a court, on notice, restraining and or enjoining conversion of all or part of this Note shall have been sought and obtained and the Company posts a surety bond for the benefit of the Holder in the amount of 150% of the principal amount of this Note outstanding, which is subject to the injunction, which bond shall remain in effect until the completion of arbitration/litigation of the dispute and the proceeds of which shall be payable to such Holder to the extent it obtains judgment.  In the absence of an injunction precluding the same, the Company shall issue Conversion Shares or, if applicable, cash, upon a properly noticed conversion.  Nothing herein shall limit a Holder’s right to pursue actual damages or declare an Event of Default pursuant to Section 9 herein for the Company’s failure to deliver Conversion Shares within the period specified herein and such Holder shall have the right to pursue all remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief.  The exercise of any such rights shall not prohibit the Holders from seeking to enforce damages pursuant to any other Section hereof or under applicable law.

Julie Sherman
Division of Corporation Finance

v.           Compensation for Buy-In on Failure to Timely Deliver Certificates Upon Conversion. In addition to any other rights available to the Holder, if the Company fails for any reason to deliver to the Holder such certificate or certificates pursuant to Section 4(d)(ii) by the third Trading Day after the Conversion Date, and if after such third Trading Day the Holder is required by its brokerage firm to purchase (in an open market transaction or otherwise) Common Stock to deliver in satisfaction of a sale by such Holder of the Conversion Shares which the Holder anticipated receiving upon such conversion (a “Buy-In”), then the Company shall (A) pay in cash to the Holder (in addition to any remedies available to or elected by the Holder) the amount by which (x) the Holder's total purchase price (including brokerage commissions, if any) for the Common Stock so purchased exceeds (y) the product of (1) the aggregate number of shares of Common Stock that such Holder anticipated receiving from the conversion at issue multiplied by (2) the actual sale price of the Common Stock at the time of the sale (including brokerage commissions, if any) giving rise to such purchase obligation and (B) at the option of the Holder, either reissue Notes in principal amount equal to the principal amount of the attempted conversion or deliver to the Holder the number of shares of Common Stock that would have been issued had the Company timely complied with its delivery requirements under Section 4(e)(ii).  For example, if the Holder purchases Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted conversion of Notes with respect to which the actual sale price of the Conversion Shares at the time of the sale (including brokerage commissions, if any) giving rise to such purchase obligation was a total of $10,000 under clause (A) of the immediately preceding sentence, the Company shall be required to pay the Holder $1,000.  The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In.  Notwithstanding anything contained herein to the contrary, if a Holder requires the Company to make payment in respect of a Buy-In for the failure to timely deliver certificates hereunder and the Company timely pays in full such payment, the Company shall not be required to pay such Holder liquidated damages under Section 4(d)(iv) in respect of the certificates resulting in such Buy-In.

vi.           Reservation of Shares Issuable Upon Conversion. The Company covenants that it will at all times reserve and keep available out of its authorized and unissued shares of Common Stock solely for the purpose of issuance upon conversion of the Notes and payment of interest on the Note, each as herein provided, free from preemptive rights or any other actual contingent purchase rights of persons other than the Holders, not less than such number of shares of the Common Stock as shall (subject to any additional requirements of the Company as to reservation of such shares set forth in the Purchase Agreement) be issuable (taking into account the adjustments and restrictions of Section 5) upon the conversion of the outstanding principal amount of the Notes and payment of interest hereunder.  The Company covenants that all shares of Common Stock that shall be so issuable shall, upon issue, be duly and validly authorized, issued and fully paid, nonassessable and, if the Registration Statement is then effective under the Securities Act, registered for public sale in accordance with such Registration Statement.

Julie Sherman
Division of Corporation Finance

vii.           Fractional Shares. Upon a conversion hereunder the Company shall not be required to issue stock certificates representing fractions of shares of the Common Stock, but may if otherwise permitted, make a cash payment in respect of any final fraction of a share based on the VWAP at such time.  If the Company elects not, or is unable, to make such a cash payment, the Holder shall be entitled to receive, in lieu of the final fraction of a share, one whole share of Common Stock.

viii.           Transfer Taxes.  The issuance of certificates for shares of the Common Stock on conversion of the Notes shall be made without charge to the Holders thereof for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificate, provided that the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon conversion in a name other than that of the Holder of such Notes so converted and the Company shall not be required to issue or deliver such certificates unless or until the person or persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

•	Please also tell us the terms of the buy-in provision you discuss with regards to the notes and how you accounted for this right as part of your restatement as well as your amended note.

Response:

As noted in subparagraph v. above, the buy-in provision is within our control and the potential for future liability is considered remote.  We believe that such a provision has a nominal value and, accordingly, have not recorded any such value.

Julie Sherman
Division of Corporation Finance

Comment

10.
We see that you issued an amended and restated Note to CAMOFI on June 26, 2008 and you accounted for the exchange of the Amended Note for the Original Note as an extinguishment of debt. Please tell us how you determined the gain on extinguishment of $1.8 million.

Response:

The gain on the extinguishment is $2.9 million as on the Consolidated Statement of Operations, and not $1.8 million, which was disclosed incorrectly on page F-18.

The gain was calculated based on reducing the original debt principal from $3,800,000 to $2,950,000 and reversal of the following items before the restructuring:

-	Balance on unamortized debt discount of $671,715 (credit balance);

-	Convertible option liability of $1,870,752 (debit balance);

-	Warrant Option Liability of $1,170,556 (debit balance);

and replaced with the recalculated items after restructuring:

-	New debt discount of $2,773,598 (debit balance);

-	Convertible option liability of $2,535,393 (credit balance);

-	Warrant Option Liability of $158,455 (credit balance);

-	Credit of $72,500 common stock and $7,250 APIC for stock issued in connection with the restructuring;

-	Also, a gain on revaluation of convertible debt $347,460 was recorded in connection with the transaction.

Julie Sherman
Division of Corporation Finance

Comment

Note 9. Earnings (Loss) Per Share, page F-32

11.
It appears that you have presented the 2007 preferred stock dividends net of waived dividends that relate to prior years both in your footnote disclosure and on the face of the Income Statement. Please tell us why you believe this presentation is appropriate. Cite the appropriate GAAP guidance upon which you based your disclosure.

Response:

We are not aware of any direct GAAP guidance. However, based on our interpretation of SFAS 128, we believe that based on the executed waiver documents, such treatment would be appropriate.

Comment

Note 11. Restatement, page F-33

12.
We see that you have restated your financial statements beginning in quarter ended March 31, 2006 ending in quarter ended September 30, 2008 as a result of your accounting for derivative liabilities and debt modification. Please tell us when management determined that the financial statements were not correct and a restatement was necessary. In this regard, please tell us your consideration as to the need to file a Form 8-K, Item 4.02 at such time. Please advise.

Response:

We determined that the financial statements were not correct and a restatement was necessary during the preparation and audit of the December 31, 2008 Form 10-K. Based on the timing of such discovery, we believe the disclosure in Note 11 of the Form 10-K was adequate to notify shareholders of the errors.

Julie Sherman
Division of Corporation Finance

Comment

Amendment 1 to Form 10-Q for the quarter ended March 31, 2009

Explanatory Note, page I

13.
We see your disclosure one of the reasons for amending the filing is that you filed your Form 10-Q for the period ended March 31, 2009 before your prior independent registered public accountant completed its review of the financial statements for the period. In addition, in your Form 8-K/A filed on August 25, 2009, you also disclose that you determined that your "unaudited condensed consolidated financial statements for the three-month period ended March 31, 2009 needed to be restated, which will be reviewed by KMJ before an amended Form 10-Q is filed." However, it remains unclear whether your prior auditors completed its review, whether that review was performed by KMJ, or whether KMJ simply reviewed, the adjustments related to the restatement. Please further amend your Form 10-Q to clearly disclose to investors that your interim financial statements for the period ended March 31, 2009 have been reviewed by your independent public accountant, indicate which firm performed the review and include the review report of the accountant. Refer to Rule 8-03 of Regulation S-X.

Response:

An amendment to the Form 10-Q was filed on September 2, 2009, and clearly disclose that the interim financial statements for the period ended March 31, 2009 have been reviewed by our current independent public accountants, KMJ Corbin & Company LLP.

Comment

Financial Statements, page F-1

Note 1. Organization and Significant Accounting Policies, page F-4

Accounting for Derivative Instruments, page F-11

14.
We see that you have recorded significant derivative liabilities related to your warrants and conversion options and the fair value of these derivatives have increased significantly during the period ended March 31, 2009. We see from your disclosures that you determined the fair value of the derivative liabilities using the Black-Scholes model, however, the underlying reason for the significant increase in the fair value remains unclear to us. Please provide us with sufficient detail to understand the significant change. As part of your response, please clarify why your assumptions appear to vary significantly, for example, explain why volatility ranges from 178% to 670% at March 31, 2009 and ranges from 160% to 187% at December 31, 2008.

Julie Sherman
Division of Corporation Finance

Response:

The volatility range was incorrectly stated in the Form 10-Q and for the period ended March 31, 2009 ranged from 176% to 278%.  Please see attached Exhibit I for the detailed calculations used to establish volatility, which we feel was reasonable in each case.

Comment

Note 3. Convertible Debt, page F-14

15.
The amounts you identify here as the fair value of your derivative liabilities do not appear to accumulate to the amount presented on the balance sheet as of December 31, 2008. Specifically, we see from your balance sheet that your derivative liability at December 31, 2008 was $1,975,298, but the fair value of the CAMOFI and CAMHZN warrant derivative liabilities and conversion option derivative liabilities detailed herein accumulate to $2,025,298. Please advise.

Response:

The total derivative liability for December 31, 2008 was in the amount of $2,025,298, as it is stated in Note 3. On the balance sheet, $50,000 of the derivative liability was incorrectly classified accounts payable and accrued liabilities.

Julie Sherman
Division of Corporation Finance

Comment

Note 6. Restatements, page F-17

March 31, 2009; page F-18

16.
We see that you identified errors in your accounting for the CAMOFI and CAMZHN notes issued in February 2009, recorded certain adjustments related to your contract accounting, and identified a misclassification error. Please tell us and revise future filings to more fully explain the nature of each accounting error in accordance with FASB ASC 250-50 (paragraph 26 of SFAS 154).

Effect of Correction	As Previously Reported	Adjustment	As Restated
Balance Sheet as of March 31, 2009

(1) Costs in Excess of Billings	15,551	86,477	102,028

(2) Deferred financing costs	435,986	108,750	544,736

(3) Accounts payable and accrued liabilities	1,625,005	105,834	1,519,171

(4) Billings in Excess of Costs	823,478	(216,417)	607,061

(5) February 2009 Convertible Notes	564,984	49,801	515,183

(6) Derivative Liability	4,885,000	(578,972)	4,306,028

(7)Accumulated Deficit	16,701,824	(1,146,263)	15,555,561

Statement of Operations for the three months ended March 31, 2009

(8) Sales	1,298,458	(243,756)	1,054,702

(9) Cost of sales	1,365,543	(546,650)	818,893

(10) Selling, general and administrative	268,271	(36,250)	232,021

(11) Marked-to-Market Gain (Loss)	(2,738,436)	937,458	(1,800,978)

(12) Interest expense	(490,498)	(177,897)	(668,395)

(13) Net Loss	(3,821,869)	1,146,263	(2,675,606)

Net Loss Available to common shareholders	(3,821,869)	1,146,263	(2,675,606)

EPS – Basic	(0.25)	0.08	(0.17)

EPS - Diluted	(0.25)	0.08	(0.17)

Julie Sherman
Division of Corporation Finance

(1)	Adjustment in order to reconcile the Company’s balance sheet account to the Company’s contract accounting worksheets.

(2)
Represents the reclassification of $145,000 of financing costs in connection with the February 2009 notes, less amortization of $36,250.  Such amounts represent cash paid in connection with the financing that was originally reported as debt discount and has been reclassified as debt issue costs.

(3)	Adjustment primarily reflects a classification error of $80,000 related to derivative liabilities. The Company erroneously included such amounts in accounts payable.

(4)	Adjustment in order to reconcile the Company’s balance sheet account to the Company’s contract accounting worksheets.

(5)
Adjustment reflects an increase of $278,486 of debt discount related to the valuation of the conversion options and an increase of $119,935 of amortization of such options, net of reclassification of financing costs of $108,750 noted in (2) above.  Based on review of the assumptions used and the related valuations, the Company determined that such amounts were not materially correct and updated the related valuation and amortization.

(6)
Adjustment reflects an increase of $278,486 related to the valuation of the conversion options of the February 2009 notes and a decrease in the loss on fair value of $937,458 and corrections of $80,000 of misclassifications between the change in fair value and interest expense.  Based on review of the assumptions used and the related valuations, the Company determined that such amounts were not materially correct and updated the related valuations and change in fair values.

(7)	and (13) The cumulative effect of adjustments (8) through (12).

(8)	and (9) Adjustment in order to reconcile the Company’s P&L accounts to the Company’s contract accounting worksheets.

(10)
Adjustment relates to the reclassification of deferred financing costs to interest expense.  Such amounts were originally recorded in Selling, general and administrative expenses, but since the nature of such costs are associated with the Company’s financing activities, the amortization has been more appropriately included in interest expense.

(11)
Adjustment primarily relates to an increase of $278,486 in the original valuation of the conversion options in connection with the February 2009 notes, misclassification of derivative liabilities noted in (3) above and an overall decrease in the valuation of all derivatives of $578,972.  The overall increase in the valuation of the derivative liabilities is related to the Company’s review of the assumptions used and the related valuations, the Company determined that such amounts were not materially correct and updated the related valuation model.

(12)	Adjustment relates to proper classification and recording of interest expense, as more fully explained in numbers 5, 6 and 10 above.

Julie Sherman
Division of Corporation Finance

Comment

17.
In this regard, your footnote disclosures to the table on page F-18 regarding the adjustments do not appear to adequately explain the nature of the error and the underlying reason for each adjustment. For example, note (2) explains that the adjustment represents the reclassification of financing costs. Please explain what the financing costs relate to, how those financing fees should be accounted for, and the underlying error that resulted in the restatement.

Response:

See detailed explanations at comment 16, which will be included in future filings.

Exhibit 1

Observation frequency          260
(Insert 12 for monthly, 52 for weekly or 260 for daily)

			Continuously
			compounded
Date	Closing Price	Dividend	rate of return
12/31/2008	0.05
12/30/2008	0.05		-
12/29/2008	0.05		-
12/26/2008	0.05		-
12/24/2008	0.05		-
12/23/2008	0.05		-
12/22/2008	0.05		-
12/19/2008	0.05		-
12/18/2008	0.05		-
12/17/2008	0.06		0.1823215568
12/16/2008	0.05		(0.1823215568)
12/15/2008	0.05		-
12/12/2008	0.05		-
12/11/2008	0.03		(0.5108256238)
12/10/2008	0.03		-
12/9/2008	0.03		-
12/8/2008	0.04		0.2876820725
12/5/2008	0.04		-
12/4/2008	0.04		-
12/3/2008	0.05		0.2231435513
12/2/2008	0.05		-
12/1/2008	0.07		0.3364722366
11/28/2008	0.07		-
11/26/2008	0.07		-
11/25/2008	0.07		-
11/24/2008	0.05		(0.3364722366)
11/21/2008	0.05		-
11/20/2008	0.05		-
11/19/2008	0.05		-
11/18/2008	0.04		(0.2231435513)
11/17/2008	0.04		-
11/14/2008	0.04		-
11/13/2008	0.04		-
11/12/2008	0.04		-
11/11/2008	0.07		0.5596157879
11/10/2008	0.07		-
11/7/2008	0.07		-
11/6/2008	0.07		-
11/5/2008	0.07		-
11/4/2008	0.07		-
11/3/2008	0.07		-
10/31/2008	0.08		0.1335313926
10/30/2008	0.07		(0.1335313926)
10/29/2008	0.1		0.3566749439
10/28/2008	0.1		-
10/27/2008	0.06		(0.5108256238)
10/24/2008	0.06		-
10/23/2008	0.07		0.1541506798
10/22/2008	0.07		-
10/21/2008	0.07		-
10/20/2008	0.07		-
10/17/2008	0.07		-
10/16/2008	0.07		-
10/15/2008	0.08		0.1335313926
10/14/2008	0.08		-
10/13/2008	0.08		-
10/10/2008	0.08		-
10/9/2008	0.08		-
10/8/2008	0.08		-
10/7/2008	0.07		(0.1335313926)
10/6/2008	0.1		0.3566749439
10/3/2008	0.09		(0.1053605157)
10/2/2008	0.11		0.2006706955
10/1/2008	0.08		(0.3184537311)
9/30/2008	0.1		0.2231435513
9/29/2008	0.1		-
9/26/2008	0.1		-
9/25/2008	0.1		-
9/24/2008	0.1		-
9/23/2008	0.1		-
9/22/2008	0.09		(0.1053605157)
9/19/2008	0.08		(0.1177830357)
9/18/2008	0.08		-
9/17/2008	0.08		-
9/16/2008	0.08		-
9/15/2008	0.07		(0.1335313926)
9/12/2008	0.07		-
9/11/2008	0.06		(0.1541506798)
9/10/2008	0.08		0.2876820725
9/9/2008	0.08		-
9/8/2008	0.08		-
9/5/2008	0.08		-
9/4/2008	0.08		-
9/3/2008	0.08		-
9/2/2008	0.08		-
8/29/2008	0.09		0.1177830357
8/28/2008	0.08		(0.1177830357)
8/27/2008	0.06		(0.2876820725)
8/26/2008	0.06		-
8/25/2008	0.06		-
8/22/2008	0.07		0.1541506798
8/21/2008	0.07		-
8/20/2008	0.07		-
8/19/2008	0.07		-
8/18/2008	0.07		-
8/15/2008	0.07		-
8/14/2008	0.06		(0.1541506798)
8/13/2008	0.07		0.1541506798
8/12/2008	0.06		(0.1541506798)
8/11/2008	0.06		-
8/8/2008	0.06		-
8/7/2008	0.06		-
8/6/2008	0.06		-
8/5/2008	0.07		0.1541506798
8/4/2008	0.09		0.2513144283
8/1/2008	0.09		-
7/31/2008	0.07		(0.2513144283)
7/30/2008	0.09		0.2513144283
7/29/2008	0.07		(0.2513144283)
7/28/2008	0.08		0.1335313926
7/25/2008	0.08		-
7/24/2008	0.07		(0.1335313926)
7/23/2008	0.07		-
7/22/2008	0.07		-
7/21/2008	0.07		-
7/18/2008	0.1		0.3566749439
7/17/2008	0.08		(0.2231435513)
7/16/2008	0.09		0.1177830357
7/15/2008	0.09		-
7/14/2008	0.09		-
7/11/2008	0.09		-
7/10/2008	0.08		(0.1177830357)
7/9/2008	0.09		0.1177830357
7/8/2008	0.1		0.1053605157
7/7/2008	0.1		-
7/3/2008	0.1		-
7/2/2008	0.11		0.0953101798
7/1/2008	0.12		0.0870113770
6/30/2008	0.13		0.0800427077
6/27/2008	0.12		(0.0800427077)
6/26/2008	0.11		(0.0870113770)
6/25/2008	0.1		(0.0953101798)
6/24/2008	0.09		(0.1053605157)
6/23/2008	0.1		0.1053605157
6/20/2008	0.1		-
6/19/2008	0.1		-
6/18/2008	0.1		-
6/17/2008	0.1		-
6/16/2008	0.1		-
6/13/2008	0.1		-
6/12/2008	0.09		(0.1053605157)
6/11/2008	0.11		0.2006706955
6/10/2008	0.11		-
6/9/2008	0.11		-
6/6/2008	0.12		0.0870113770
6/5/2008	0.13		0.0800427077
6/4/2008	0.13		-
6/3/2008	0.13		-
6/2/2008	0.13		-
5/30/2008	0.13		-
5/29/2008	0.14		0.0741079722
5/28/2008	0.14		-
5/27/2008	0.14		-
5/23/2008	0.15		0.0689928715
5/22/2008	0.15		-
5/21/2008	0.16		0.0645385211
5/20/2008	0.17		0.0606246218
5/19/2008	0.15		(0.1251631430)
5/16/2008	0.2		0.2876820725
5/15/2008	0.18		(0.1053605157)
5/14/2008	0.14		(0.2513144283)
5/13/2008	0.14		-
5/12/2008	0.18		0.2513144283
5/9/2008	0.14		(0.2513144283)
5/8/2008	0.15		0.0689928715
5/7/2008	0.18		0.1823215568
5/6/2008	0.2		0.1053605157
5/5/2008	0.2		-
5/2/2008	0.2		-
5/1/2008	0.19		(0.0512932944)
4/30/2008	0.16		(0.1718502569)
4/29/2008	0.18		0.1177830357
4/28/2008	0.14		(0.2513144283)
4/25/2008	0.16		0.1335313926
4/24/2008	0.17		0.0606246218
4/23/2008	0.18		0.0571584138
4/22/2008	0.2		0.1053605157
4/21/2008	0.2		-
4/18/2008	0.2		-
4/17/2008	0.2		-
4/16/2008	0.2		-
4/15/2008	0.22		0.0953101798
4/14/2008	0.2		(0.0953101798)
4/11/2008	0.2		-
4/10/2008	0.19		(0.0512932944)
4/9/2008	0.18		(0.0540672213)
4/8/2008	0.18		-
4/7/2008	0.21		0.1541506798
4/4/2008	0.22		0.0465200156
4/3/2008	0.19		(0.1466034742)
4/2/2008	0.18		(0.0540672213)
4/1/2008	0.19		0.0540672213
3/31/2008	0.2		0.0512932944
3/28/2008	0.18		(0.1053605157)
3/27/2008	0.2		0.1053605157
3/26/2008	0.2		-
3/25/2008	0.2		-
3/24/2008	0.19		(0.0512932944)
3/20/2008	0.16		(0.1718502569)
3/19/2008	0.17		0.0606246218
3/18/2008	0.16		(0.0606246218)
3/17/2008	0.17		0.0606246218
3/14/2008	0.18		0.0571584138
3/13/2008	0.19		0.0540672213
3/12/2008	0.15		(0.2363887781)
3/11/2008	0.15		-
3/10/2008	0.18		0.1823215568
3/7/2008	0.17		(0.0571584138)
3/6/2008	0.14		(0.1941560144)
3/5/2008	0.18		0.2513144283
3/4/2008	0.19		0.0540672213
3/3/2008	0.19		-
2/29/2008	0.17		(0.1112256351)
2/28/2008	0.19		0.1112256351
2/27/2008	0.19		-
2/26/2008	0.19		-
2/25/2008	0.2		0.0512932944
2/22/2008	0.2		-
2/21/2008	0.24		0.1823215568
2/20/2008	0.2		(0.1823215568)
2/19/2008	0.23		0.1397619424
2/15/2008	0.25		0.0833816089
2/14/2008	0.19		(0.2744368457)
2/13/2008	0.24		0.2336148512
2/12/2008	0.25		0.0408219945
2/11/2008	0.22		(0.1278333715)
2/8/2008	0.2		(0.0953101798)
2/7/2008	0.2		-
2/6/2008	0.16		(0.2231435513)
2/5/2008	0.19		0.1718502569
2/4/2008	0.19		-
2/1/2008	0.2		0.0512932944
1/31/2008	0.2		-
1/30/2008	0.19		(0.0512932944)
1/29/2008	0.19		-
1/28/2008	0.21		0.1000834586
1/25/2008	0.19		(0.1000834586)
1/24/2008	0.2		0.0512932944
1/23/2008	0.21		0.0487901642
1/22/2008	0.2		(0.0487901642)
1/18/2008	0.22		0.0953101798
1/17/2008	0.19		(0.1466034742)
1/16/2008	0.19		-
1/15/2008	0.2		0.0512932944
1/14/2008	0.2		-
1/11/2008	0.2		-
1/10/2008	0.22		0.0953101798
1/9/2008	0.22		-
1/8/2008	0.22		-
1/7/2008	0.2		(0.0953101798)
1/4/2008	0.23		0.1397619424
1/3/2008	0.22		(0.0444517626)
1/2/2008	0.18		(0.2006706955)
12/31/2007	0.22		0.2006706955
12/28/2007	0.18		(0.2006706955)
12/27/2007	0.18		-
12/26/2007	0.18		-
12/24/2007	0.15		(0.1823215568)
12/21/2007	0.16		0.0645385211
12/20/2007	0.18		0.1177830357
12/19/2007	0.16		(0.1177830357)
12/18/2007	0.18		0.1177830357
12/17/2007	0.16		(0.1177830357)
12/14/2007	0.15		(0.0645385211)
12/13/2007	0.19		0.2363887781
12/12/2007	0.16		(0.1718502569)
12/11/2007	0.18		0.1177830357
12/10/2007	0.18		-
12/7/2007	0.17		(0.0571584138)
12/6/2007	0.17		-
12/5/2007	0.19		0.1112256351
12/4/2007	0.19		-
12/3/2007	0.19		-
11/30/2007	0.21		0.1000834586
11/29/2007	0.21		-
11/28/2007	0.2		(0.0487901642)
11/27/2007	0.2		-
11/26/2007	0.19		(0.0512932944)
11/23/2007	0.18		(0.0540672213)
11/21/2007	0.15		(0.1823215568)
11/20/2007	0.15		-
11/19/2007	0.15		-
11/16/2007	0.15		-
11/15/2007	0.16		0.0645385211
11/14/2007	0.18		0.1177830357
11/13/2007	0.19		0.0540672213
11/12/2007	0.2		0.0512932944
11/9/2007	0.25		0.2231435513
11/8/2007	0.22		(0.1278333715)
11/7/2007	0.25		0.1278333715
11/6/2007	0.26		0.0392207132
11/5/2007	0.26		-
11/2/2007	0.23		(0.1226023221)
11/1/2007	0.24		0.0425596144
10/31/2007	0.29		0.1892419996
10/30/2007	0.25		(0.1484200051)
10/29/2007	0.28		0.1133286853
10/26/2007	0.26		(0.0741079722)
10/25/2007	0.33		0.2384110234
10/24/2007	0.33		-
10/23/2007	0.32		(0.0307716587)
10/22/2007	0.36		0.1177830357
10/19/2007	0.35		(0.0281708770)
10/18/2007	0.33		(0.0588405000)
10/17/2007	0.36		0.0870113770
10/16/2007	0.33		(0.0870113770)
10/15/2007	0.36		0.0870113770
10/12/2007	0.39		0.0800427077
10/11/2007	0.36		(0.0800427077)
10/10/2007	0.36		-
10/9/2007	0.39		0.0800427077
10/8/2007	0.38		(0.0259754864)
10/5/2007	0.37		(0.0266682471)
10/4/2007	0.42		0.1267517056
10/3/2007	0.4		(0.0487901642)
10/2/2007	0.4		-
10/1/2007	0.43		0.0723206616
9/28/2007	0.36		(0.1776811772)
9/27/2007	0.42		0.1541506798
9/26/2007	0.41		(0.0240975516)
9/25/2007	0.49		0.1782482314
9/24/2007	0.49		-
9/21/2007	0.47		(0.0416726964)
9/20/2007	0.47		-
9/19/2007	0.47		-
9/18/2007	0.47		-
9/17/2007	0.48		0.0210534092
9/14/2007	0.5		0.0408219945
9/13/2007	0.56		0.1133286853
9/12/2007	0.5		(0.1133286853)
9/11/2007	0.57		0.1310282624
9/10/2007	0.5		(0.1310282624)
9/7/2007	0.5		-
9/6/2007	0.48		(0.0408219945)
9/5/2007	0.57		0.1718502569
9/4/2007	0.53		(0.0727593543)
8/31/2007	0.52		(0.0190481950)
8/30/2007	0.52		-
8/29/2007	0.52		-
8/28/2007	0.53		0.0190481950
8/27/2007	0.53		-
8/24/2007	0.48		(0.0990909026)
8/23/2007	0.48		-
8/22/2007	0.53		0.0990909026
8/21/2007	0.53		-
8/20/2007	0.5		(0.0582689081)
8/17/2007	0.51		0.0198026273
8/16/2007	0.47		(0.0816780310)
8/15/2007	0.51		0.0816780310
8/14/2007	0.57		0.1112256351
8/13/2007	0.56		(0.0176995771)
8/10/2007	0.57		0.0176995771
8/9/2007	0.59		0.0344861761
8/8/2007	0.59		-
8/7/2007	0.59		-
8/6/2007	0.55		(0.0702042587)
8/3/2007	0.54		(0.0183491387)
8/2/2007	0.59		0.0885533973
8/1/2007	0.56		(0.0521857532)
7/31/2007	0.57		0.0176995771
7/30/2007	0.56		(0.0176995771)
7/27/2007	0.55		(0.0180185055)
7/26/2007	0.5		(0.0953101798)
7/25/2007	0.58		0.1484200051
7/24/2007	0.6		0.0339015517
7/23/2007	0.62		0.0327898228
7/20/2007	0.61		(0.0162605209)
7/19/2007	0.66		0.0787808779
7/18/2007	0.68		0.0298529631
7/17/2007	0.66		(0.0298529631)
7/16/2007	0.66		-
7/13/2007	0.63		(0.0465200156)
7/12/2007	0.61		(0.0322608622)
7/11/2007	0.64		0.0480092192
7/10/2007	0.68		0.0606246218
7/9/2007	0.65		(0.0451204353)
7/6/2007	0.71		0.0882926071
7/5/2007	0.7		(0.0141846350)
7/3/2007	0.75		0.0689928715
7/2/2007	0.75		-
6/29/2007	0.73		(0.0270286724)
6/28/2007	0.74		0.0136056521
6/27/2007	0.75		0.0134230203
6/26/2007	0.72		(0.0408219945)
6/25/2007	0.7		(0.0281708770)
6/22/2007	0.75		0.0689928715
6/21/2007	0.79		0.0519597389
6/20/2007	0.81		0.0250013022
6/19/2007	0.79		(0.0250013022)
6/18/2007	0.82		0.0372713948
6/15/2007	0.72		(0.1300531282)
6/14/2007	0.75		0.0408219945
6/13/2007	0.69		(0.0833816089)
6/12/2007	0.63		(0.0909717782)
6/11/2007	0.68		0.0763729788
6/8/2007	0.65		(0.0451204353)
6/7/2007	0.68		0.0451204353
6/6/2007	0.64		(0.0606246218)
6/5/2007	0.65		0.0155041865
6/4/2007	0.65		-
6/1/2007	0.7		0.0741079722
5/31/2007	0.7		-
5/30/2007	0.71		0.0141846350
5/29/2007	0.69		(0.0285733724)
5/25/2007	0.71		0.0285733724
5/24/2007	0.7		(0.0141846350)
5/23/2007	0.7		-
5/22/2007	0.68		(0.0289875369)
5/21/2007	0.7		0.0289875369
5/18/2007	0.73		0.0419641991
5/17/2007	0.77		0.0533459807
5/16/2007	0.73		(0.0533459807)
5/15/2007	0.7		(0.0419641991)
5/14/2007	0.75		0.0689928715
5/11/2007	0.76		0.0132452268
5/10/2007	0.71		(0.0680534632)
5/9/2007	0.75		0.0548082365
5/8/2007	0.77		0.0263173083
5/7/2007	0.77		-
5/4/2007	0.73		(0.0533459807)
5/3/2007	0.72		(0.0137933221)
5/2/2007	0.74		0.0273989742
5/1/2007	0.76		0.0266682471
4/30/2007	0.78		0.0259754864
4/27/2007	0.8		0.0253178080
4/26/2007	0.75		(0.0645385211)
4/25/2007	0.65		(0.1431008436)
4/24/2007	0.57		(0.1313360021)
4/23/2007	0.53		(0.0727593543)
4/20/2007	0.53		-
4/19/2007	0.44		(0.1861022796)
4/18/2007	0.4		(0.0953101798)
4/17/2007	0.43		0.0723206616
4/16/2007	0.37		(0.1502822030)
4/13/2007	0.43		0.1502822030
4/12/2007	0.42		(0.0235304974)
4/11/2007	0.39		(0.0741079722)
4/10/2007	0.38		(0.0259754864)
4/9/2007	0.37		(0.0266682471)
4/5/2007	0.36		(0.0273989742)
4/4/2007	0.4		0.1053605157
4/3/2007	0.42		0.0487901642
4/2/2007	0.34		(0.2113090937)
3/30/2007	0.32		(0.0606246218)
3/29/2007	0.3		(0.0645385211)
3/28/2007	0.34		0.1251631430
3/27/2007	0.42		0.2113090937
3/26/2007	0.44		0.0465200156
3/23/2007	0.41		(0.0706175672)
3/22/2007	0.42		0.0240975516
3/21/2007	0.37		(0.1267517056)
3/20/2007	0.4		0.0779615415
3/19/2007	0.38		(0.0512932944)
3/16/2007	0.35		(0.0822380982)
3/15/2007	0.38		0.0822380982
3/14/2007	0.39		0.0259754864
3/13/2007	0.42		0.0741079722
3/12/2007	0.4		(0.0487901642)
3/9/2007	0.44		0.0953101798
3/8/2007	0.4		(0.0953101798)
3/7/2007	0.39		(0.0253178080)
3/6/2007	0.37		(0.0526437335)
3/5/2007	0.4		0.0779615415
3/2/2007	0.4		-
3/1/2007	0.36		(0.1053605157)
2/28/2007	0.37		0.0273989742
2/27/2007	0.32		(0.1451820098)
2/26/2007	0.43		0.2954642129
2/23/2007	0.48		0.1100008952
2/22/2007	0.44		(0.0870113770)
2/21/2007	0.41		(0.0706175672)
2/20/2007	0.41		-
2/16/2007	0.36		(0.1300531282)
2/15/2007	0.28		(0.2513144283)
2/14/2007	0.23		(0.1967102942)
2/13/2007	0.23		-
2/12/2007	0.23		-
2/9/2007	0.26		0.1226023221
2/8/2007	0.23		(0.1226023221)
2/7/2007	0.26		0.1226023221
2/6/2007	0.28		0.0741079722
2/5/2007	0.27		(0.0363676442)
2/2/2007	0.28		0.0363676442
2/1/2007	0.25		(0.1133286853)
1/31/2007	0.28		0.1133286853
1/30/2007	0.28		-
1/29/2007	0.3		0.0689928715
1/26/2007	0.32		0.0645385211
1/25/2007	0.31		(0.0317486983)
1/24/2007	0.25		(0.2151113796)
1/23/2007	0.24		(0.0408219945)
1/22/2007	0.3		0.2231435513
1/19/2007	0.3		-
1/18/2007	0.33		0.0953101798
1/17/2007	0.34		0.0298529631
1/16/2007	0.35		0.0289875369
1/12/2007	0.35		-
1/11/2007	0.37		0.0555698512
1/10/2007	0.32		(0.1451820098)
1/9/2007	0.31		(0.0317486983)
1/8/2007	0.32		0.0317486983
1/5/2007	0.3		(0.0645385211)
1/4/2007	0.2		(0.4054651081)
1/3/2007	0.23		0.1397619424
12/29/2006	0.21		(0.0909717782)
12/28/2006	0.19		(0.1000834586)
12/27/2006	0.18		(0.0540672213)
12/26/2006	0.18		-
12/22/2006	0.21		0.1541506798
12/21/2006	0.19		(0.1000834586)
12/20/2006	0.22		0.1466034742
12/19/2006	0.2		(0.0953101798)
12/18/2006	0.2		-
12/15/2006	0.23		0.1397619424
12/14/2006	0.21		(0.0909717782)
12/13/2006	0.23		0.0909717782
12/12/2006	0.23		-
12/11/2006	0.24		0.0425596144
12/8/2006	0.21		(0.1335313926)
12/7/2006	0.23		0.0909717782
12/6/2006	0.23		-
12/5/2006	0.23		-
12/4/2006	0.22		(0.0444517626)
12/1/2006	0.23		0.0444517626
11/30/2006	0.32		0.3302416869
11/29/2006	0.23		(0.3302416869)
11/28/2006	0.27		0.1603426501
11/27/2006	0.17		(0.4626235219)
11/24/2006	0.16		(0.0606246218)
11/22/2006	0.16		-
11/21/2006	0.16		-
11/20/2006	0.16		-
11/17/2006	0.16		-
11/16/2006	0.16		-
11/15/2006	0.16		-
11/14/2006	0.19		0.1718502569
11/13/2006	0.18		(0.0540672213)
11/10/2006	0.18		-
11/9/2006	0.2		0.1053605157
11/8/2006	0.19		(0.0512932944)
11/7/2006	0.21		0.1000834586
11/6/2006	0.19		(0.1000834586)
11/3/2006	0.2		0.0512932944
11/2/2006	0.22		0.0953101798
11/1/2006	0.2		(0.0953101798)
10/31/2006	0.24		0.1823215568
10/30/2006	0.16		(0.4054651081)
10/27/2006	0.28		0.5596157879
10/26/2006	0.3		0.0689928715
10/25/2006	0.3		-
10/24/2006	0.3		-
10/23/2006	0.35		0.1541506798
10/20/2006	0.37		0.0555698512
10/19/2006	0.36		(0.0273989742)
10/18/2006	0.38		0.0540672213
10/17/2006	0.37		(0.0266682471)
10/16/2006	0.37		-
10/13/2006	0.36		(0.0273989742)
10/12/2006	0.36		-
10/11/2006	0.36		-
10/10/2006	0.4		0.1053605157
10/9/2006	0.37		(0.0779615415)
10/6/2006	0.37		-
10/5/2006	0.4		0.0779615415
10/4/2006	0.38		(0.0512932944)
10/3/2006	0.38		-
10/2/2006	0.38		-
9/29/2006	0.38		-
9/28/2006	0.38		-
9/27/2006	0.38		-
9/26/2006	0.4		0.0512932944
9/25/2006	0.44		0.0953101798
9/22/2006	0.44		-
9/21/2006	0.43		(0.0229895182)
9/20/2006	0.44		0.0229895182
9/19/2006	0.45		0.0224728559
9/18/2006	0.44		(0.0224728559)
9/15/2006	0.45		0.0224728559
9/14/2006	0.45		-
9/13/2006	0.44		(0.0224728559)
9/12/2006	0.45		0.0224728559
9/11/2006	0.44		(0.0224728559)
9/8/2006	0.43		(0.0229895182)
9/7/2006	0.43		-
9/6/2006	0.39		(0.0976384696)
9/5/2006	0.38		(0.0259754864)
9/1/2006	0.45		0.1690763300
8/31/2006	0.45		-
8/30/2006	0.44		(0.0224728559)
8/29/2006	0.44		-
8/28/2006	0.4		(0.0953101798)
8/25/2006	0.42		0.0487901642
8/24/2006	0.42		-
8/23/2006	0.41		(0.0240975516)
8/22/2006	0.4		(0.0246926126)
8/21/2006	0.43		0.0723206616
8/18/2006	0.45		0.0454623741
8/17/2006	0.43		(0.0454623741)
8/16/2006	0.43		-
8/15/2006	0.4		(0.0723206616)
8/14/2006	0.52		0.2623642645
8/11/2006	0.54		0.0377403280
8/10/2006	0.53		(0.0186921330)
8/9/2006	0.55		0.0370412717
8/8/2006	0.55		-
8/7/2006	0.54		(0.0183491387)
8/4/2006	0.54		-
8/3/2006	0.51		(0.0571584138)
8/2/2006	0.52		0.0194180859
8/1/2006	0.6		0.1431008436
7/31/2006	0.57		(0.0512932944)
7/28/2006	0.56		(0.0176995771)
7/27/2006	0.56		-
7/26/2006	0.52		(0.0741079722)
7/25/2006	0.52		-
7/24/2006	0.55		0.0560894667
7/21/2006	0.59		0.0702042587
7/20/2006	0.61		0.0333364203
7/19/2006	0.61		-
7/18/2006	0.61		-
7/17/2006	0.62		0.0162605209
7/14/2006	0.64		0.0317486983
7/13/2006	0.63		(0.0157483570)
7/12/2006	0.63		-
7/11/2006	0.64		0.0157483570
7/10/2006	0.64		-
7/7/2006	0.65		0.0155041865
7/6/2006	0.66		0.0152674721
7/5/2006	0.6		(0.0953101798)
7/3/2006	0.64		0.0645385211
6/30/2006	0.62		(0.0317486983)
6/29/2006	0.63		0.0160003413
6/28/2006	0.6		(0.0487901642)
6/27/2006	0.54		(0.1053605157)
6/26/2006	0.54		-
6/23/2006	0.53		(0.0186921330)
6/22/2006	0.53		-
6/21/2006	0.48		(0.0990909026)
6/20/2006	0.46		(0.0425596144)
6/19/2006	0.45		(0.0219789067)
6/16/2006	0.5		0.1053605157
6/15/2006	0.5		-
6/14/2006	0.51		0.0198026273
6/13/2006	0.51		-
6/12/2006	0.56		0.0935260580
6/9/2006	0.56		-
6/8/2006	0.59		0.0521857532
6/7/2006	0.61		0.0333364203
6/6/2006	0.61		-
6/5/2006	0.62		0.0162605209
6/2/2006	0.65		0.0472528849
6/1/2006	0.69		0.0597192347
5/31/2006	0.66		(0.0444517626)
5/30/2006	0.66		-
5/26/2006	0.68		0.0298529631
5/25/2006	0.62		(0.0923733201)
5/24/2006	0.62		-
5/23/2006	0.58		(0.0666913745)
5/22/2006	1		0.5447271754
5/19/2006	1.05		0.0487901642
5/18/2006	1.05		-
5/17/2006	1.14		0.0822380982
5/16/2006	1.03		(0.1014694602)
5/15/2006	0.97		(0.0600180097)
5/12/2006	0.99		0.0204088716
5/11/2006	1.04		0.0492710490
5/10/2006	1.07		0.0284379353
5/9/2006	1.16		0.0807613566
5/8/2006	1.21		0.0422003545
5/5/2006	1.13		(0.0684027269)
5/4/2006	1.07		(0.0545589843)
5/3/2006	0.89		(0.1841924647)
5/2/2006	0.93		0.0439631234
5/1/2006	0.92		(0.0108109161)
4/28/2006	0.89		(0.0331522073)
4/27/2006	0.89		-
4/26/2006	0.91		0.0222231368
4/25/2006	1		0.0943106795
4/24/2006	1.03		0.0295588022
4/21/2006	1.05		0.0192313619
4/20/2006	1.03		(0.0192313619)
4/19/2006	1.08		0.0474022389
4/18/2006	1.03		(0.0474022389)
4/17/2006	1.07		0.0380998462
4/13/2006	1.15		0.0721032939
4/12/2006	0.97		(0.1702211499)
4/11/2006	1.01		0.0404095383
4/10/2006	1.05		0.0388398333
4/7/2006	1.05		-
4/6/2006	1.12		0.0645385211
4/5/2006	1.2		0.0689928715
4/4/2006	1.05		(0.1335313926)
4/3/2006	0.91		(0.1431008436)
3/31/2006	0.85		(0.0682082500)
3/30/2006	0.87		0.0232568622
3/29/2006	0.63		(0.3227733923)
3/28/2006	0.6		(0.0487901642)
3/27/2006	0.65		0.0800427077
3/24/2006	0.65		-
3/23/2006	0.65		-
3/22/2006	0.64		(0.0155041865)
3/21/2006	0.56		(0.1335313926)
3/20/2006	0.55		(0.0180185055)
3/17/2006	0.53		(0.0370412717)
3/16/2006	0.54		0.0186921330
3/15/2006	0.54		-
3/14/2006	0.53		(0.0186921330)
3/13/2006	0.55		0.0370412717
3/10/2006	0.55		-
3/9/2006	0.55		-
3/8/2006	0.56		0.0180185055
3/7/2006	0.63		0.1177830357
3/6/2006	0.63		-
3/3/2006	0.62		(0.0160003413)
3/2/2006	0.62		-
3/1/2006	0.65		0.0472528849
2/28/2006	0.63		(0.0312525435)
2/27/2006	0.64		0.0157483570
2/24/2006	0.61		(0.0480092192)
2/23/2006	0.63		0.0322608622
2/22/2006	0.62		(0.0160003413)
2/21/2006	0.64		0.0317486983
2/17/2006	0.64		-
2/16/2006	0.64		-
2/15/2006	0.64		-
2/14/2006	0.63		(0.0157483570)
2/13/2006	0.63		-
2/10/2006	0.66		0.0465200156
2/9/2006	0.66		-
2/8/2006	0.62		(0.0625203570)
2/7/2006	0.63		0.0160003413
2/6/2006	0.66		0.0465200156
2/3/2006	0.66		-
2/2/2006	0.66		-
2/1/2006	0.65		(0.0152674721)
1/31/2006	0.66		0.0152674721
1/30/2006	0.65		(0.0152674721)
1/27/2006	0.67		0.0303053495
1/26/2006	0.66		(0.0150378774)
1/25/2006	0.62		(0.0625203570)
1/24/2006	0.65		0.0472528849
1/23/2006	0.64		(0.0155041865)
1/20/2006	0.65		0.0155041865
1/19/2006	0.7		0.0741079722
1/18/2006	0.65		(0.0741079722)
1/17/2006	0.68		0.0451204353
1/13/2006	0.65		(0.0451204353)
1/12/2006	0.69		0.0597192347
1/11/2006	0.67		(0.0294138852)
1/10/2006	0.66		(0.0150378774)
1/9/2006	0.66		-
1/6/2006	0.66		-
1/5/2006	0.64		(0.0307716587)
1/4/2006	0.63		(0.0157483570)
1/3/2006	0.67		0.0615578930
12/30/2005	0.62		(0.0775582343)
12/29/2005	0.61		(0.0162605209)
12/28/2005	0.66		0.0787808779
12/27/2005	0.63		(0.0465200156)
12/23/2005	0.69		0.0909717782
12/22/2005	0.67		(0.0294138852)
12/21/2005	0.62		(0.0775582343)
12/20/2005	0.68		0.0923733201
12/19/2005	0.71		0.0431721719
12/16/2005	0.7		(0.0141846350)
12/15/2005	0.73		0.0419641991
12/14/2005	0.7		(0.0419641991)
12/13/2005	0.74		0.0555698512
12/12/2005	0.74		-
12/9/2005	0.77		0.0397403286
12/8/2005	0.75		(0.0263173083)
12/7/2005	0.62		(0.1903537285)
12/6/2005	0.62		-
12/5/2005	0.62		-
12/2/2005	0.63		0.0160003413
12/1/2005	0.68		0.0763729788
11/30/2005	0.64		(0.0606246218)
11/29/2005	0.65		0.0155041865
11/28/2005	0.68		0.0451204353
11/25/2005	0.66		(0.0298529631)
11/23/2005	0.65		(0.0152674721)
11/22/2005	0.66		0.0152674721
11/21/2005	0.7		0.0588405000
11/18/2005	0.76		0.0822380982
11/17/2005	0.76		-
11/16/2005	0.77		0.0130720816
11/15/2005	0.68		(0.1242977167)
11/14/2005	0.7		0.0289875369
11/11/2005	0.65		(0.0741079722)
11/10/2005	0.7		0.0741079722
11/9/2005	0.63		(0.1053605157)
11/8/2005	0.55		(0.1358015412)
11/7/2005	0.61		0.1035406789
11/4/2005	0.55		(0.1035406789)
11/3/2005	0.51		(0.0755075525)
11/2/2005	0.5		(0.0198026273)
11/1/2005	0.51		0.0198026273
10/31/2005	0.45		(0.1251631430)
10/28/2005	0.45		-
10/27/2005	0.44		(0.0224728559)
10/26/2005	0.42		(0.0465200156)
10/25/2005	0.44		0.0465200156
10/24/2005	0.48		0.0870113770
10/21/2005	0.48		-
10/20/2005	0.4		(0.1823215568)
10/19/2005	0.39		(0.0253178080)
10/18/2005	0.4		0.0253178080
10/17/2005	0.38		(0.0512932944)
10/14/2005	0.43		0.1236139560
10/13/2005	0.47		0.0889474860
10/12/2005	0.46		(0.0215062052)
10/11/2005	0.41		(0.1150693298)
10/10/2005	0.47		0.1365755350
10/7/2005	0.48		0.0210534092
10/6/2005	0.52		0.0800427077
10/5/2005	0.55		0.0560894667
10/4/2005	0.56		0.0180185055
10/3/2005	0.55		(0.0180185055)
9/30/2005	0.6		0.0870113770
9/29/2005	0.62		0.0327898228
9/28/2005	0.58		(0.0666913745)
9/27/2005	0.6		0.0339015517
9/26/2005	0.57		(0.0512932944)
9/23/2005	0.57		-
9/22/2005	0.57		-
9/21/2005	0.58		0.0173917427
9/20/2005	0.6		0.0339015517
9/19/2005	0.61		0.0165293020
9/16/2005	0.61		-
9/15/2005	0.6		(0.0165293020)
9/14/2005	0.65		0.0800427077
9/13/2005	0.54		(0.1854032233)
9/12/2005	0.55		0.0183491387
9/9/2005	0.57		0.0357180826
9/8/2005	0.58		0.0173917427
9/7/2005	0.45		(0.2537805208)
9/6/2005	0.45		-
9/2/2005	0.5		0.1053605157
9/1/2005	0.5		-
8/31/2005	0.51		0.0198026273
8/30/2005	0.5		(0.0198026273)
8/29/2005	0.58		0.1484200051
8/26/2005	0.6		0.0339015517
8/25/2005	0.62		0.0327898228
8/24/2005	0.6		(0.0327898228)
8/23/2005	0.62		0.0327898228
8/22/2005	0.73		0.1633250561
8/19/2005	0.7		(0.0419641991)
8/18/2005	0.64		(0.0896121587)
8/17/2005	0.65		0.0155041865
8/16/2005	0.46		(0.3457458734)
8/15/2005	0.43		(0.0674412808)
8/12/2005	0.45		0.0454623741
8/11/2005	0.47		0.0434851119
8/10/2005	0.45		(0.0434851119)
8/9/2005	0.43		(0.0454623741)
8/8/2005	0.4		(0.0723206616)
8/5/2005	0.41		0.0246926126
8/4/2005	0.38		(0.0759859070)
8/3/2005	0.43		0.1236139560
8/2/2005	0.43		-
8/1/2005	0.35		(0.2058520542)
7/29/2005	0.4		0.1335313926
7/28/2005	0.45		0.1177830357
7/27/2005	0.36		(0.2231435513)
7/26/2005	0.36		-
7/25/2005	0.34		(0.0571584138)
7/22/2005	0.35		0.0289875369
7/21/2005	0.32		(0.0896121587)
7/20/2005	0.3		(0.0645385211)
7/19/2005	0.3		-
7/18/2005	0.28		(0.0689928715)
7/15/2005	0.27		(0.0363676442)
7/14/2005	0.25		(0.0769610411)
7/13/2005	0.26		0.0392207132
7/12/2005	0.24		(0.0800427077)
7/11/2005	0.24		-
7/8/2005	0.21		(0.1335313926)
7/7/2005	0.21		-
7/6/2005	0.22		0.0465200156
7/5/2005	0.22		-
7/1/2005	0.22		-
6/30/2005	0.26		0.1670540847
6/29/2005	0.22		(0.1670540847)
6/28/2005	0.22		-
6/27/2005	0.24		0.0870113770
6/24/2005	0.21		(0.1335313926)
6/23/2005	0.21		-
6/22/2005	0.24		0.1335313926
6/21/2005	0.24		-
6/20/2005	0.24		-
6/17/2005	0.21		(0.1335313926)
6/16/2005	0.25		0.1743533871
6/15/2005	0.23		(0.0833816089)
6/14/2005	0.23		-
6/13/2005	0.23		-
6/10/2005	0.24		0.0425596144
6/9/2005	0.24		-
6/8/2005	0.23		(0.0425596144)
6/7/2005	0.23		-
6/6/2005	0.23		-
6/3/2005	0.26		0.1226023221
6/2/2005	0.23		(0.1226023221)
6/1/2005	0.25		0.0833816089
5/31/2005	0.3		0.1823215568
5/27/2005	0.32		0.0645385211
5/26/2005	0.3		(0.0645385211)
5/25/2005	0.33		0.0953101798
5/24/2005	0.2		(0.5007752879)
5/23/2005	0.16		(0.2231435513)
5/20/2005	0.16		-
5/19/2005	0.16		-
5/18/2005	0.17		0.0606246218
5/17/2005	0.2		0.1625189295
5/16/2005	0.2		-
5/13/2005	0.2		-
5/12/2005	0.22		0.0953101798
5/11/2005	0.15		(0.3829922523)
5/10/2005	0.13		(0.1431008436)
5/9/2005	0.13		-
5/6/2005	0.14		0.0741079722
5/5/2005	0.15		0.0689928715
5/4/2005	0.16		0.0645385211
5/3/2005	0.16		-
5/2/2005	0.15		(0.0645385211)
4/29/2005	0.17		0.1251631430
4/28/2005	0.25		0.3856624808
4/27/2005	0.25		-
4/26/2005	0.25		-
4/25/2005	0.3		0.1823215568
4/22/2005	0.3		-
4/21/2005	0.2		(0.4054651081)
4/20/2005	0.2		-
4/19/2005	0.2		-
4/18/2005	0.25		0.2231435513
4/15/2005	0.19		(0.2744368457)
4/14/2005	0.19		-
4/13/2005	0.19		-
4/12/2005	0.19		-
4/11/2005	0.19		-
4/8/2005	0.19		-
4/7/2005	0.19		-
4/6/2005	0.19		-
4/5/2005	0.22		0.1466034742
4/4/2005	0.22		-
4/1/2005	0.2		(0.0953101798)
3/31/2005	0.15		(0.2876820725)
3/30/2005	0.15		-
3/29/2005	0.18		0.1823215568
3/28/2005	0.2		0.1053605157
3/24/2005	0.17		(0.1625189295)
3/23/2005	0.18		0.0571584138
3/22/2005	0.18		-
3/21/2005	0.18		-
3/18/2005	0.2		0.1053605157
3/17/2005	0.2		-
3/16/2005	0.2		-
3/15/2005	0.19		(0.0512932944)
3/14/2005	0.19		-
3/11/2005	0.17		(0.1112256351)
3/10/2005	0.17		-
3/9/2005	0.18		0.0571584138
3/8/2005	0.18		-
3/7/2005	0.18		-
3/4/2005	0.18		-
3/3/2005	0.17		(0.0571584138)
3/2/2005	0.17		-
3/1/2005	0.22		0.2578291093
2/28/2005	0.27		0.2047944126
2/25/2005	0.34		0.2305236586
2/24/2005	0.36		0.0571584138
2/23/2005	0.36		-
2/22/2005	0.36		-
2/18/2005	0.4		0.1053605157
2/17/2005	0.37		(0.0779615415)
2/16/2005	0.37		-
2/15/2005	0.37		-
2/14/2005	0.37		-
2/11/2005	0.37		-
2/10/2005	0.37		-
2/9/2005	0.51		0.3209077201
2/8/2005	0.43		(0.1706255170)
2/7/2005	0.5		0.1508228897
2/4/2005	0.37		(0.3011050928)
2/3/2005	0.35		(0.0555698512)
2/2/2005	0.4		0.1335313926
2/1/2005	0.4		-
1/31/2005	0.4		-
1/28/2005	0.38		(0.0512932944)
1/27/2005	0.33		(0.1410785983)
1/26/2005	0.35		0.0588405000
1/25/2005	0.35		-
1/24/2005	0.31		(0.1213608570)
1/21/2005	0.38		0.2035989552
1/20/2005	0.36		(0.0540672213)
1/19/2005	0.4		0.1053605157
1/18/2005	0.45		0.1177830357
1/14/2005	0.41		(0.0930904231)
1/13/2005	0.28		(0.3813675565)
1/12/2005	0.27		(0.0363676442)
1/11/2005	0.35		0.2595111955
1/10/2005	0.35		-
1/7/2005	0.45		0.2513144283
1/6/2005	0.41		(0.0930904231)
1/5/2005	0.49		0.1782482314
1/4/2005	0.3		(0.4906229164)
1/3/2005	0.3		-
12/31/2004	0.2		(0.4054651081)
12/30/2004	0.29		0.3715635564
12/29/2004	0.14		(0.7282385004)
12/28/2004	0.12		(0.1541506798)
12/27/2004	0.1		(0.1823215568)
12/23/2004	0.14		0.3364722366
12/22/2004	0.14		-
12/21/2004	0.13		(0.0741079722)
12/20/2004	0.13		-
12/17/2004	0.19		0.3794896217
12/16/2004	0.13		(0.3794896217)
12/15/2004	0.12		(0.0800427077)
12/14/2004	0.1		(0.1823215568)
12/13/2004	0.07		(0.3566749439)
12/10/2004	0.07		-
12/9/2004	0.07		-
12/8/2004	0.07		-
12/7/2004	0.08		0.1335313926
12/6/2004	0.07		(0.1335313926)
12/3/2004	0.06		(0.1541506798)
12/2/2004	0.07		0.1541506798
12/1/2004	0.06		(0.1541506798)
11/30/2004	0.06		-
11/29/2004	0.06		-
11/26/2004	0.06		-
11/24/2004	0.06		-
11/23/2004	0.06		-
11/22/2004	0.07		0.1541506798
11/19/2004	0.07		-
11/18/2004	0.07		-
11/17/2004	0.07		-
11/16/2004	0.07		-
11/15/2004	0.07		-
11/12/2004	0.06		(0.1541506798)
11/11/2004	0.06		-
11/10/2004	0.06		-
11/9/2004	0.06		-
11/8/2004	0.06		-
11/5/2004	0.07		0.1541506798
11/4/2004	0.07		-
11/3/2004	0.07		-
11/2/2004	0.08		0.1335313926
11/1/2004	0.08		-
10/29/2004	0.08		-
10/28/2004	0.08		-
10/27/2004	0.08		-
10/26/2004	0.09		0.1177830357
10/25/2004	0.12		0.2876820725
10/22/2004	0.12		-
10/21/2004	0.12		-
10/20/2004	0.14		0.1541506798
10/19/2004	0.14		-
10/18/2004	0.14		-
10/15/2004	0.14		-
10/14/2004	0.14		-
10/13/2004	0.19		0.3053816496
10/12/2004	0.14		(0.3053816496)
10/11/2004	0.14		-
10/8/2004	0.16		0.1335313926
10/7/2004	0.16		-
10/6/2004	0.15		(0.0645385211)
10/5/2004	0.16		0.0645385211
10/4/2004	0.16		-
10/1/2004	0.16		-
9/30/2004	0.17		0.0606246218
9/29/2004	0.17		-
9/28/2004	0.17		-
9/27/2004	0.21		0.2113090937
9/24/2004	0.21		-
9/23/2004	0.21		-
9/22/2004	0.21		-
9/21/2004	0.21		-
9/20/2004	0.21		-
9/17/2004	0.21		-
9/16/2004	0.2		(0.0487901642)
9/15/2004	0.2		-
9/14/2004	0.17		(0.1625189295)
9/13/2004	0.16		(0.0606246218)
9/10/2004	0.19		0.1718502569
9/9/2004	0.19		-
9/8/2004	0.19		-
9/7/2004	0.16		(0.1718502569)
9/3/2004	0.16		-
9/2/2004	0.16		-
9/1/2004	0.15		(0.0645385211)
8/31/2004	0.15		-
8/30/2004	0.17		0.1251631430
8/27/2004	0.17		-
8/26/2004	0.17		-
8/25/2004	0.22		0.2578291093
8/24/2004	0.22		-
8/23/2004	0.2		(0.0953101798)
8/20/2004	0.2		-
8/19/2004	0.23		0.1397619424
8/18/2004	0.18		(0.2451224580)
8/17/2004	0.2		0.1053605157
8/16/2004	0.18		(0.1053605157)
8/13/2004	0.18		-
8/12/2004	0.18		-
8/11/2004	0.18		-
8/10/2004	0.18		-
8/9/2004	0.18		-
8/6/2004	0.18		-
8/5/2004	0.2		0.1053605157
8/4/2004	0.22		0.0953101798
8/3/2004	0.24		0.0870113770
8/2/2004	0.25		0.0408219945
7/30/2004	0.3		0.1823215568
7/29/2004	0.3		-
7/28/2004	0.32		0.0645385211
7/27/2004	0.25		(0.2468600779)
7/26/2004	0.22		(0.1278333715)
7/23/2004	0.24		0.0870113770
7/22/2004	0.25		0.0408219945
7/21/2004	0.22		(0.1278333715)
7/20/2004	0.24		0.0870113770
7/19/2004	0.22		(0.0870113770)
7/16/2004	0.22		-
7/15/2004	0.22		-
7/14/2004	0.25		0.1278333715
7/13/2004	0.25		-
7/12/2004	0.25		-
7/9/2004	0.3		0.1823215568
7/8/2004	0.3		-
7/7/2004	0.3		-
7/6/2004	0.3		-
7/2/2004	0.3		-
7/1/2004	0.3		-
6/30/2004	0.3		-
6/29/2004	0.3		-
6/28/2004	0.3		-
6/25/2004	0.3		-
6/24/2004	0.48		0.4700036292
6/23/2004	0.2		(0.8754687374)
6/22/2004	0.2		-
6/21/2004	0.2		-
6/18/2004	0.2		-
6/17/2004	0.2		-
6/16/2004	0.2		-
6/15/2004	0.2		-
6/14/2004	0.2		-
6/10/2004	0.25		0.2231435513
6/9/2004	0.18		(0.3285040670)
6/8/2004	0.18		-
6/7/2004	0.18		-
6/4/2004	0.25		0.3285040670
6/3/2004	0.25		-
6/2/2004	0.25		-
6/1/2004	0.3		0.1823215568
5/28/2004	0.3		-
5/27/2004	0.21		(0.3566749439)
5/26/2004	0.21		-
5/25/2004	0.21		-
5/24/2004	0.25		0.1743533871
5/21/2004	0.25		-
5/20/2004	0.3		0.1823215568
5/19/2004	0.3		-
5/18/2004	0.3		-
5/17/2004	0.35		0.1541506798
5/14/2004	0.35		-
5/13/2004	0.3		(0.1541506798)
5/12/2004	0.3		-
5/11/2004	0.3		-
5/10/2004	0.3		-
5/7/2004	0.35		0.1541506798
5/6/2004	0.35		-
5/5/2004	0.35		-
5/4/2004	0.35		-
5/3/2004	0.35		-
4/30/2004	0.5		0.3566749439
4/29/2004	0.44		(0.1278333715)
4/28/2004	0.43		(0.0229895182)
4/27/2004	0.4		(0.0723206616)
4/26/2004	0.41		0.0246926126
4/23/2004	0.5		0.1984509387
4/22/2004	0.5		-
4/21/2004	0.41		(0.1984509387)
4/20/2004	0.41		-
4/19/2004	0.55		0.2937611185
4/16/2004	0.4		(0.3184537311)
4/15/2004	0.4		-
4/14/2004	0.45		0.1177830357
4/13/2004	0.45		-
4/12/2004	0.51		0.1251631430
4/8/2004	0.51		-
4/7/2004	0.51		-
4/6/2004	0.65		0.2425616372
4/5/2004	0.63		(0.0312525435)
4/2/2004	0.63		-
4/1/2004	0.63		-
3/31/2004	0.4		(0.4542552723)
3/30/2004	0.4		-
3/29/2004	0.5		0.2231435513
3/26/2004	0.51		0.0198026273
3/25/2004	0.6		0.1625189295
3/24/2004	0.6		-
3/23/2004	0.6		-
3/22/2004	0.62		0.0327898228
3/19/2004	0.68		0.0923733201
3/18/2004	0.6		(0.1251631430)
3/17/2004	0.61		0.0165293020
3/16/2004	0.62		0.0162605209
3/15/2004	0.7		0.1213608570
3/12/2004	0.6		(0.1541506798)
3/11/2004	0.65		0.0800427077
3/10/2004	0.7		0.0741079722
3/9/2004	0.64		(0.0896121587)
3/8/2004	0.63		(0.0157483570)
3/5/2004	0.65		0.0312525435
3/4/2004	0.61		(0.0635134057)
3/3/2004	0.7		0.1376213779
3/2/2004	0.7		-
3/1/2004	0.7		-
2/27/2004	0.7		-
2/26/2004	0.67		(0.0438026227)
2/25/2004	0.7		0.0438026227
2/24/2004	0.64		(0.0896121587)
2/23/2004	0.64		-
2/20/2004	0.64		-
2/19/2004	0.64		-
2/18/2004	0.74		0.1451820098
2/17/2004	0.8		0.0779615415
2/13/2004	0.78		(0.0253178080)
2/12/2004	0.69		(0.1226023221)
2/11/2004	0.62		(0.1069721196)
2/10/2004	0.74		0.1769307082
2/9/2004	0.7		(0.0555698512)
2/6/2004	0.8		0.1335313926
2/5/2004	0.79		(0.0125787822)
2/4/2004	0.8		0.0125787822
2/3/2004	0.83		0.0368139731
2/2/2004	0.8		(0.0368139731)
1/30/2004	0.71		(0.1193467576)
1/29/2004	0.8		0.1193467576
1/28/2004	0.7		(0.1335313926)
1/27/2004	0.85		0.1941560144
1/26/2004	0.81		(0.0482021018)
1/23/2004	0.71		(0.1317692776)
1/22/2004	0.7		(0.0141846350)
1/21/2004	0.79		0.1209526104
1/20/2004	0.75		(0.0519597389)
1/16/2004	0.77		0.0263173083
1/15/2004	0.75		(0.0263173083)
1/14/2004	0.7		(0.0689928715)
1/13/2004	0.84		0.1823215568
1/12/2004	0.7		(0.1823215568)
1/9/2004	0.85		0.1941560144
1/8/2004	0.68		(0.2231435513)
1/7/2004	0.65		(0.0451204353)
1/6/2004	0.7		0.0741079722
1/5/2004	0.59		(0.1709577981)
1/2/2004	0.61		0.0333364203
12/31/2003	0.9		0.3889358062
12/30/2003	0.58		(0.4393666598)
12/29/2003	0.63		0.0826917158
12/26/2003	0.63		-
12/24/2003	0.7		0.1053605157
12/23/2003	0.7		-
12/22/2003	0.8		0.1335313926
12/19/2003	0.8		-
12/18/2003	0.85		0.0606246218
12/17/2003	1.02		0.1823215568
12/16/2003	1		(0.0198026273)
12/15/2003	1.01		0.0099503309
12/12/2003	0.99		(0.0200006667)
12/11/2003	0.99		-
12/10/2003	0.95		(0.0412429585)
12/9/2003	1		0.0512932944
12/8/2003	1.01		0.0099503309
12/5/2003	1.01		-
12/4/2003	1		(0.0099503309)
12/3/2003	1.02		0.0198026273
12/2/2003	1.03		0.0097561749
12/1/2003	0.95		(0.0808520966)
11/28/2003	0.9		(0.0540672213)
11/26/2003	0.9		-
11/25/2003	0.95		0.0540672213
11/24/2003	0.98		0.0310905871
11/21/2003	1.05		0.0689928715
11/20/2003	0.99		(0.0588405000)
11/19/2003	0.95		(0.0412429585)
11/18/2003	0.78		(0.1971680649)
11/17/2003	0.92		0.1650797504
11/14/2003	0.82		(0.1150693298)
11/13/2003	0.8		(0.0246926126)
11/12/2003	0.74		(0.0779615415)
11/11/2003	0.8		0.0779615415
11/10/2003	0.9		0.1177830357
11/7/2003	0.89		(0.0111733006)
11/6/2003	0.9		0.0111733006
11/5/2003	0.7		(0.2513144283)
11/4/2003	0.63		(0.1053605157)
11/3/2003	0.72		0.1335313926
10/31/2003	0.78		0.0800427077
10/30/2003	0.82		0.0500104206
10/29/2003	0.82		-
10/28/2003	0.75		(0.0892311337)
10/27/2003	0.8		0.0645385211
10/24/2003	0.79		(0.0125787822)
10/23/2003	0.75		(0.0519597389)
10/22/2003	0.65		(0.1431008436)
10/21/2003	0.8		0.2076393648
10/20/2003	0.82		0.0246926126
10/17/2003	0.63		(0.2635845209)
10/16/2003	0.77		0.2006706955
10/15/2003	0.55		(0.3364722366)
10/14/2003	0.55		-
10/13/2003	0.55		-
10/10/2003	0.55		-
10/9/2003	0.38		(0.3697470255)
10/8/2003	0.35		(0.0822380982)
10/7/2003	0.4		0.1335313926
10/6/2003	0.45		0.1177830357
10/3/2003	0.39		(0.1431008436)
10/2/2003	0.39		-
10/1/2003	0.41		0.0500104206
9/30/2003	0.43		0.0476280490
9/29/2003	0.5		0.1508228897
9/26/2003	0.56		0.1133286853
9/25/2003	0.55		(0.0180185055)
9/24/2003	0.4		(0.3184537311)
9/23/2003	0.45		0.1177830357
9/22/2003	0.53		0.1636294238
9/19/2003	0.53		-
9/18/2003	0.45		(0.1636294238)
9/17/2003	0.52		0.1445812288
9/16/2003	0.4		(0.2623642645)
9/15/2003	0.33		(0.1923718926)
9/12/2003	0.21		(0.4519851237)
9/11/2003	0.23		0.0909717782
9/10/2003	0.23		-
9/9/2003	0.23		-
9/8/2003	0.27		0.1603426501
9/5/2003	0.27		-
9/4/2003	0.27		-
9/3/2003	0.27		-
9/2/2003	0.32		0.1698990368
8/29/2003	0.32		-
8/28/2003	0.32		-
8/27/2003	0.32		-
8/26/2003	0.27		(0.1698990368)
8/25/2003	0.35		0.2595111955
8/22/2003	0.35		-
8/21/2003	0.35		-
8/20/2003	0.35		-
8/19/2003	0.35		-
8/18/2003	0.35		-
8/15/2003	0.35		-
8/14/2003	0.35		-
8/13/2003	0.4		0.1335313926
8/12/2003	0.35		(0.1335313926)
8/11/2003	0.35		-
8/8/2003	0.28		(0.2231435513)
8/7/2003	0.27		(0.0363676442)
8/6/2003	0.27		-
8/5/2003	0.28		0.0363676442
8/4/2003	0.28		-
8/1/2003	0.27		(0.0363676442)
7/31/2003	0.27		-
7/30/2003	0.3		0.1053605157
7/29/2003	0.35		0.1541506798
7/28/2003	0.35		-
7/25/2003	0.35		-
7/24/2003	0.3		(0.1541506798)
7/23/2003	0.35		0.1541506798
7/22/2003	0.39		0.1082135846
7/21/2003	0.39		-
7/18/2003	0.39		-
7/17/2003	0.4		0.0253178080
7/16/2003	0.39		(0.0253178080)
7/15/2003	0.4		0.0253178080
7/14/2003	0.33		(0.1923718926)
7/11/2003	0.33		-
7/10/2003	0.26		(0.2384110234)
7/9/2003	0.25		(0.0392207132)
7/8/2003	0.26		0.0392207132
7/7/2003	0.26		-
7/3/2003	0.26		-
7/2/2003	0.26		-
7/1/2003	0.3		0.1431008436
6/30/2003	0.3		-
6/27/2003	0.32		0.0645385211
6/26/2003	0.35		0.0896121587

Expiration Date
Warrants	6/26/2013
Conversion Feature	8/1/2010

Warrants
	Measurment dates	Expected Term (Days)	Volatility
	6/26/2008	1826.00	187.01%
	6/30/2008	1822.00	187.20%
	9/30/2008	1730.00	185.22%
	12/31/2008	1638.00	183.72%

Conversion Feature
	Measurment dates	Expected Term (Days)	Volatility
	6/26/2008	766.00	163.91%
	6/30/2008	762.00	159.88%
	9/30/2008	670.00	169.16%
	12/31/2008	578.00	186.06%

6-year
Date	Close
3/30/2009	0.08	0.00000	-
3/23/2009	0.04	0.50000	(0.693)
3/16/2009	0.01	0.25000	(1.386)
3/9/2009	0.03	3.00000	1.099
3/2/2009	0.02	0.66667	(0.405)
2/23/2009	0.02	1.00000	-
2/17/2009	0.04	2.00000	0.693
2/9/2009	0.09	2.25000	0.811
2/2/2009	0.09	1.00000	-
1/26/2009	0.06	0.66667	(0.405)
1/20/2009	0.09	1.50000	0.405
1/12/2009	0.09	1.00000	-
1/5/2009	0.09	1.00000	-
12/29/2008	0.05	0.55556	(0.588)
12/22/2008	0.05	1.00000	-
12/15/2008	0.05	1.00000	-
12/8/2008	0.05	1.00000	-
12/1/2008	0.04	0.80000	(0.223)
11/24/2008	0.07	1.75000	0.560
11/17/2008	0.05	0.71429	(0.336)
11/10/2008	0.04	0.80000	(0.223)
11/3/2008	0.07	1.75000	0.560
10/27/2008	0.08	1.14286	0.134
10/20/2008	0.06	0.75000	(0.288)
10/13/2008	0.07	1.16667	0.154
10/6/2008	0.08	1.14286	0.134
9/29/2008	0.09	1.12500	0.118
9/22/2008	0.1	1.11111	0.105
9/15/2008	0.08	0.80000	(0.223)
9/8/2008	0.07	0.87500	(0.134)
9/2/2008	0.08	1.14286	0.134
8/25/2008	0.09	1.12500	0.118
8/18/2008	0.07	0.77778	(0.251)
8/11/2008	0.07	1.00000	-
8/4/2008	0.06	0.85714	(0.154)
7/28/2008	0.09	1.50000	0.405
7/21/2008	0.08	0.88889	(0.118)
7/14/2008	0.1	1.25000	0.223
7/7/2008	0.09	0.90000	(0.105)
6/30/2008	0.1	1.11111	0.105
6/23/2008	0.12	1.20000	0.182
6/16/2008	0.1	0.83333	(0.182)
6/9/2008	0.1	1.00000	-
6/2/2008	0.12	1.20000	0.182
5/27/2008	0.13	1.08333	0.080
5/19/2008	0.15	1.15385	0.143
5/12/2008	0.2	1.33333	0.288
5/5/2008	0.14	0.70000	(0.357)
4/28/2008	0.2	1.42857	0.357
4/21/2008	0.16	0.80000	(0.223)
4/14/2008	0.2	1.25000	0.223
4/7/2008	0.2	1.00000	-
3/31/2008	0.22	1.10000	0.095
3/24/2008	0.18	0.81818	(0.201)
3/17/2008	0.16	0.88889	(0.118)
3/10/2008	0.18	1.12500	0.118
3/3/2008	0.17	0.94444	(0.057)
2/25/2008	0.17	1.00000	-
2/19/2008	0.2	1.17647	0.163
2/11/2008	0.25	1.25000	0.223
2/4/2008	0.2	0.80000	(0.223)
1/28/2008	0.2	1.00000	-
1/22/2008	0.19	0.95000	(0.051)
1/14/2008	0.22	1.15789	0.147
1/7/2008	0.2	0.90909	(0.095)
12/31/2007	0.23	1.15000	0.140
12/24/2007	0.18	0.78261	(0.245)
12/17/2007	0.16	0.88889	(0.118)
12/10/2007	0.15	0.93750	(0.065)
12/3/2007	0.17	1.13333	0.125
11/26/2007	0.21	1.23529	0.211
11/19/2007	0.18	0.85714	(0.154)
11/12/2007	0.15	0.83333	(0.182)
11/5/2007	0.25	1.66667	0.511
10/29/2007	0.23	0.92000	(0.083)
10/22/2007	0.26	1.13043	0.123
10/15/2007	0.35	1.34615	0.297
10/8/2007	0.39	1.11429	0.108
10/1/2007	0.37	0.94872	(0.053)
9/24/2007	0.36	0.97297	(0.027)
9/17/2007	0.47	1.30556	0.267
9/10/2007	0.5	1.06383	0.062
9/4/2007	0.5	1.00000	-
8/27/2007	0.52	1.04000	0.039
8/20/2007	0.48	0.92308	(0.080)
8/13/2007	0.51	1.06250	0.061
8/6/2007	0.57	1.11765	0.111
7/30/2007	0.54	0.94737	(0.054)
7/23/2007	0.55	1.01852	0.018
7/16/2007	0.61	1.10909	0.104
7/9/2007	0.63	1.03279	0.032
7/2/2007	0.71	1.12698	0.120
6/25/2007	0.73	1.02817	0.028
6/18/2007	0.75	1.02740	0.027
6/11/2007	0.72	0.96000	(0.041)
6/4/2007	0.65	0.90278	(0.102)
5/29/2007	0.7	1.07692	0.074
5/21/2007	0.71	1.01429	0.014
5/14/2007	0.73	1.02817	0.028
5/7/2007	0.76	1.04110	0.040
4/30/2007	0.73	0.96053	(0.040)
4/23/2007	0.8	1.09589	0.092
4/16/2007	0.53	0.66250	(0.412)
4/9/2007	0.43	0.81132	(0.209)
4/2/2007	0.36	0.83721	(0.178)
3/26/2007	0.32	0.88889	(0.118)
3/19/2007	0.41	1.28125	0.248
3/12/2007	0.35	0.85366	(0.158)
3/5/2007	0.44	1.25714	0.229
2/26/2007	0.4	0.90909	(0.095)
2/20/2007	0.48	1.20000	0.182
2/12/2007	0.36	0.75000	(0.288)
2/5/2007	0.26	0.72222	(0.325)
1/29/2007	0.28	1.07692	0.074
1/22/2007	0.32	1.14286	0.134
1/16/2007	0.3	0.93750	(0.065)
1/8/2007	0.35	1.16667	0.154
1/3/2007	0.3	0.85714	(0.154)
12/26/2006	0.21	0.70000	(0.357)
12/18/2006	0.21	1.00000	-
12/11/2006	0.23	1.09524	0.091
12/4/2006	0.21	0.91304	(0.091)
11/27/2006	0.23	1.09524	0.091
11/20/2006	0.16	0.69565	(0.363)
11/13/2006	0.16	1.00000	-
11/6/2006	0.18	1.12500	0.118
10/30/2006	0.2	1.11111	0.105
10/23/2006	0.28	1.40000	0.336
10/16/2006	0.37	1.32143	0.279
10/9/2006	0.36	0.97297	(0.027)
10/2/2006	0.37	1.02778	0.027
9/25/2006	0.38	1.02703	0.027
9/18/2006	0.44	1.15789	0.147
9/11/2006	0.45	1.02273	0.022
9/5/2006	0.43	0.95556	(0.045)
8/28/2006	0.45	1.04651	0.045
8/21/2006	0.42	0.93333	(0.069)
8/14/2006	0.45	1.07143	0.069
8/7/2006	0.54	1.20000	0.182
7/31/2006	0.54	1.00000	-
7/24/2006	0.56	1.03704	0.036
7/17/2006	0.59	1.05357	0.052
7/10/2006	0.64	1.08475	0.081
7/3/2006	0.65	1.01563	0.016
6/26/2006	0.62	0.95385	(0.047)
6/19/2006	0.53	0.85484	(0.157)
6/12/2006	0.5	0.94340	(0.058)
6/5/2006	0.56	1.12000	0.113
5/30/2006	0.65	1.16071	0.149
5/22/2006	0.68	1.04615	0.045
5/15/2006	1.05	1.54412	0.434
5/8/2006	0.99	0.94286	(0.059)
5/1/2006	1.13	1.14141	0.132
4/24/2006	0.89	0.78761	(0.239)
4/17/2006	1.05	1.17978	0.165
4/10/2006	1.15	1.09524	0.091
4/3/2006	1.05	0.91304	(0.091)
3/27/2006	0.85	0.80952	(0.211)
3/20/2006	0.65	0.76471	(0.268)
3/13/2006	0.53	0.81538	(0.204)
3/6/2006	0.55	1.03774	0.037
2/27/2006	0.62	1.12727	0.120
2/21/2006	0.61	0.98387	(0.016)
2/13/2006	0.64	1.04918	0.048
2/6/2006	0.66	1.03125	0.031
1/30/2006	0.66	1.00000	-
1/23/2006	0.67	1.01515	0.015
1/17/2006	0.65	0.97015	(0.030)
1/9/2006	0.65	1.00000	-
1/3/2006	0.66	1.01538	0.015
12/27/2005	0.62	0.93939	(0.063)
12/19/2005	0.69	1.11290	0.107
12/12/2005	0.7	1.01449	0.014
12/5/2005	0.77	1.10000	0.095
11/28/2005	0.63	0.81818	(0.201)
11/21/2005	0.66	1.04762	0.047
11/14/2005	0.76	1.15152	0.141
11/7/2005	0.65	0.85526	(0.156)
10/31/2005	0.55	0.84615	(0.167)
10/24/2005	0.45	0.81818	(0.201)
10/17/2005	0.48	1.06667	0.065
10/10/2005	0.43	0.89583	(0.110)
10/3/2005	0.48	1.11628	0.110
9/26/2005	0.6	1.25000	0.223
9/19/2005	0.57	0.95000	(0.051)
9/12/2005	0.61	1.07018	0.068
9/6/2005	0.57	0.93443	(0.068)
8/29/2005	0.5	0.87719	(0.131)
8/22/2005	0.6	1.20000	0.182
8/15/2005	0.7	1.16667	0.154
8/8/2005	0.45	0.64286	(0.442)
8/1/2005	0.41	0.91111	(0.093)
7/25/2005	0.4	0.97561	(0.025)
7/18/2005	0.35	0.87500	(0.134)
7/11/2005	0.27	0.77143	(0.260)
7/5/2005	0.21	0.77778	(0.251)
6/27/2005	0.22	1.04762	0.047
6/20/2005	0.21	0.95455	(0.047)
6/13/2005	0.21	1.00000	-
6/6/2005	0.24	1.14286	0.134
5/31/2005	0.26	1.08333	0.080
5/23/2005	0.32	1.23077	0.208
5/16/2005	0.16	0.50000	(0.693)
5/9/2005	0.2	1.25000	0.223
5/2/2005	0.14	0.70000	(0.357)
4/25/2005	0.17	1.21429	0.194
4/18/2005	0.3	1.76471	0.568
4/11/2005	0.19	0.63333	(0.457)
4/4/2005	0.19	1.00000	-
3/28/2005	0.2	1.05263	0.051
3/21/2005	0.17	0.85000	(0.163)
3/14/2005	0.2	1.17647	0.163
3/7/2005	0.17	0.85000	(0.163)
2/28/2005	0.18	1.05882	0.057
2/22/2005	0.34	1.88889	0.636
2/14/2005	0.4	1.17647	0.163
2/7/2005	0.37	0.92500	(0.078)
1/31/2005	0.37	1.00000	-
1/24/2005	0.38	1.02703	0.027
1/18/2005	0.38	1.00000	-
1/10/2005	0.41	1.07895	0.076
1/3/2005	0.45	1.09756	0.093
12/27/2004	0.2	0.44444	(0.811)
12/20/2004	0.14	0.70000	(0.357)
12/13/2004	0.19	1.35714	0.305
12/6/2004	0.07	0.36842	(0.999)
11/29/2004	0.06	0.85714	(0.154)
11/22/2004	0.06	1.00000	-
11/15/2004	0.07	1.16667	0.154
11/8/2004	0.06	0.85714	(0.154)
11/1/2004	0.07	1.16667	0.154
10/25/2004	0.08	1.14286	0.134
10/18/2004	0.12	1.50000	0.405
10/11/2004	0.14	1.16667	0.154
10/4/2004	0.16	1.14286	0.134
9/27/2004	0.16	1.00000	-
9/20/2004	0.21	1.31250	0.272
9/13/2004	0.21	1.00000	-
9/7/2004	0.19	0.90476	(0.100)
8/30/2004	0.16	0.84211	(0.172)
8/23/2004	0.17	1.06250	0.061
8/16/2004	0.2	1.17647	0.163
8/9/2004	0.18	0.90000	(0.105)
8/2/2004	0.18	1.00000	-
7/26/2004	0.3	1.66667	0.511
7/19/2004	0.24	0.80000	(0.223)
7/12/2004	0.22	0.91667	(0.087)
7/6/2004	0.3	1.36364	0.310
6/28/2004	0.3	1.00000	-
6/21/2004	0.3	1.00000	-
6/14/2004	0.2	0.66667	(0.405)
6/7/2004	0.25	1.25000	0.223
6/1/2004	0.25	1.00000	-
5/24/2004	0.3	1.20000	0.182
5/17/2004	0.25	0.83333	(0.182)
5/10/2004	0.35	1.40000	0.336
5/3/2004	0.35	1.00000	-
4/26/2004	0.5	1.42857	0.357
4/19/2004	0.5	1.00000	-
4/12/2004	0.4	0.80000	(0.223)
4/5/2004	0.51	1.27500	0.243
3/29/2004	0.63	1.23529	0.211
3/22/2004	0.51	0.80952	(0.211)
3/15/2004	0.68	1.33333	0.288
3/8/2004	0.6	0.88235	(0.125)
3/1/2004	0.65	1.08333	0.080
2/23/2004	0.7	1.07692	0.074
2/17/2004	0.64	0.91429	(0.090)
2/9/2004	0.78	1.21875	0.198
2/2/2004	0.8	1.02564	0.025
1/26/2004	0.71	0.88750	(0.119)
1/20/2004	0.71	1.00000	-
1/12/2004	0.77	1.08451	0.081
1/5/2004	0.85	1.10390	0.099
12/29/2003	0.61	0.71765	(0.332)
12/22/2003	0.63	1.03279	0.032
12/15/2003	0.8	1.26984	0.239
12/8/2003	0.99	1.23750	0.213
12/1/2003	1.01	1.02020	0.020
11/24/2003	0.9	0.89109	(0.115)
11/17/2003	1.05	1.16667	0.154
11/10/2003	0.82	0.78095	(0.247)
11/3/2003	0.89	1.08537	0.082
10/27/2003	0.78	0.87640	(0.132)
10/20/2003	0.79	1.01282	0.013
10/13/2003	0.63	0.79747	(0.226)
10/6/2003	0.55	0.87302	(0.136)
9/29/2003	0.39	0.70909	(0.344)
9/22/2003	0.56	1.43590	0.362
9/15/2003	0.53	0.94643	(0.055)
9/8/2003	0.21	0.39623	(0.926)
9/2/2003	0.27	1.28571	0.251
8/25/2003	0.32	1.18519	0.170
8/18/2003	0.35	1.09375	0.090
8/11/2003	0.35	1.00000	-
8/4/2003	0.28	0.80000	(0.223)
7/28/2003	0.27	0.96429	(0.036)
7/21/2003	0.35	1.29630	0.260
7/14/2003	0.39	1.11429	0.108
7/7/2003	0.33	0.84615	(0.167)
6/30/2003	0.26	0.78788	(0.238)
6/23/2003	0.32	1.23077	0.208
6/16/2003	0.35	1.09375	0.090
6/9/2003	0.44	1.25714	0.229
6/2/2003	0.35	0.79545	(0.229)
5/27/2003	0.5	1.42857	0.357
5/19/2003	0.6	1.20000	0.182
5/12/2003	0.55	0.91667	(0.087)
5/5/2003	0.62	1.12727	0.120
4/28/2003	0.68	1.09677	0.092
4/21/2003	0.75	1.10294	0.098
4/14/2003	0.8	1.06667	0.065
4/7/2003	0.96	1.20000	0.182
3/31/2003	1	1.04167	0.041

			0.245

			1.769

4-year
Date	Close
3/30/2009	0.08	0.00000	-
3/23/2009	0.04	0.50000	(0.693)
3/16/2009	0.01	0.25000	(1.386)
3/9/2009	0.03	3.00000	1.099
3/2/2009	0.02	0.66667	(0.405)
2/23/2009	0.02	1.00000	-
2/17/2009	0.04	2.00000	0.693
2/9/2009	0.09	2.25000	0.811
2/2/2009	0.09	1.00000	-
1/26/2009	0.06	0.66667	(0.405)
1/20/2009	0.09	1.50000	0.405
1/12/2009	0.09	1.00000	-
1/5/2009	0.09	1.00000	-
12/29/2008	0.05	0.55556	(0.588)
12/22/2008	0.05	1.00000	-
12/15/2008	0.05	1.00000	-
12/8/2008	0.05	1.00000	-
12/1/2008	0.04	0.80000	(0.223)
11/24/2008	0.07	1.75000	0.560
11/17/2008	0.05	0.71429	(0.336)
11/10/2008	0.04	0.80000	(0.223)
11/3/2008	0.07	1.75000	0.560
10/27/2008	0.08	1.14286	0.134
10/20/2008	0.06	0.75000	(0.288)
10/13/2008	0.07	1.16667	0.154
10/6/2008	0.08	1.14286	0.134
9/29/2008	0.09	1.12500	0.118
9/22/2008	0.1	1.11111	0.105
9/15/2008	0.08	0.80000	(0.223)
9/8/2008	0.07	0.87500	(0.134)
9/2/2008	0.08	1.14286	0.134
8/25/2008	0.09	1.12500	0.118
8/18/2008	0.07	0.77778	(0.251)
8/11/2008	0.07	1.00000	-
8/4/2008	0.06	0.85714	(0.154)
7/28/2008	0.09	1.50000	0.405
7/21/2008	0.08	0.88889	(0.118)
7/14/2008	0.1	1.25000	0.223
7/7/2008	0.09	0.90000	(0.105)
6/30/2008	0.1	1.11111	0.105
6/23/2008	0.12	1.20000	0.182
6/16/2008	0.1	0.83333	(0.182)
6/9/2008	0.1	1.00000	-
6/2/2008	0.12	1.20000	0.182
5/27/2008	0.13	1.08333	0.080
5/19/2008	0.15	1.15385	0.143
5/12/2008	0.2	1.33333	0.288
5/5/2008	0.14	0.70000	(0.357)
4/28/2008	0.2	1.42857	0.357
4/21/2008	0.16	0.80000	(0.223)
4/14/2008	0.2	1.25000	0.223
4/7/2008	0.2	1.00000	-
3/31/2008	0.22	1.10000	0.095
3/24/2008	0.18	0.81818	(0.201)
3/17/2008	0.16	0.88889	(0.118)
3/10/2008	0.18	1.12500	0.118
3/3/2008	0.17	0.94444	(0.057)
2/25/2008	0.17	1.00000	-
2/19/2008	0.2	1.17647	0.163
2/11/2008	0.25	1.25000	0.223
2/4/2008	0.2	0.80000	(0.223)
1/28/2008	0.2	1.00000	-
1/22/2008	0.19	0.95000	(0.051)
1/14/2008	0.22	1.15789	0.147
1/7/2008	0.2	0.90909	(0.095)
12/31/2007	0.23	1.15000	0.140
12/24/2007	0.18	0.78261	(0.245)
12/17/2007	0.16	0.88889	(0.118)
12/10/2007	0.15	0.93750	(0.065)
12/3/2007	0.17	1.13333	0.125
11/26/2007	0.21	1.23529	0.211
11/19/2007	0.18	0.85714	(0.154)
11/12/2007	0.15	0.83333	(0.182)
11/5/2007	0.25	1.66667	0.511
10/29/2007	0.23	0.92000	(0.083)
10/22/2007	0.26	1.13043	0.123
10/15/2007	0.35	1.34615	0.297
10/8/2007	0.39	1.11429	0.108
10/1/2007	0.37	0.94872	(0.053)
9/24/2007	0.36	0.97297	(0.027)
9/17/2007	0.47	1.30556	0.267
9/10/2007	0.5	1.06383	0.062
9/4/2007	0.5	1.00000	-
8/27/2007	0.52	1.04000	0.039
8/20/2007	0.48	0.92308	(0.080)
8/13/2007	0.51	1.06250	0.061
8/6/2007	0.57	1.11765	0.111
7/30/2007	0.54	0.94737	(0.054)
7/23/2007	0.55	1.01852	0.018
7/16/2007	0.61	1.10909	0.104
7/9/2007	0.63	1.03279	0.032
7/2/2007	0.71	1.12698	0.120
6/25/2007	0.73	1.02817	0.028
6/18/2007	0.75	1.02740	0.027
6/11/2007	0.72	0.96000	(0.041)
6/4/2007	0.65	0.90278	(0.102)
5/29/2007	0.7	1.07692	0.074
5/21/2007	0.71	1.01429	0.014
5/14/2007	0.73	1.02817	0.028
5/7/2007	0.76	1.04110	0.040
4/30/2007	0.73	0.96053	(0.040)
4/23/2007	0.8	1.09589	0.092
4/16/2007	0.53	0.66250	(0.412)
4/9/2007	0.43	0.81132	(0.209)
4/2/2007	0.36	0.83721	(0.178)
3/26/2007	0.32	0.88889	(0.118)
3/19/2007	0.41	1.28125	0.248
3/12/2007	0.35	0.85366	(0.158)
3/5/2007	0.44	1.25714	0.229
2/26/2007	0.4	0.90909	(0.095)
2/20/2007	0.48	1.20000	0.182
2/12/2007	0.36	0.75000	(0.288)
2/5/2007	0.26	0.72222	(0.325)
1/29/2007	0.28	1.07692	0.074
1/22/2007	0.32	1.14286	0.134
1/16/2007	0.3	0.93750	(0.065)
1/8/2007	0.35	1.16667	0.154
1/3/2007	0.3	0.85714	(0.154)
12/26/2006	0.21	0.70000	(0.357)
12/18/2006	0.21	1.00000	-
12/11/2006	0.23	1.09524	0.091
12/4/2006	0.21	0.91304	(0.091)
11/27/2006	0.23	1.09524	0.091
11/20/2006	0.16	0.69565	(0.363)
11/13/2006	0.16	1.00000	-
11/6/2006	0.18	1.12500	0.118
10/30/2006	0.2	1.11111	0.105
10/23/2006	0.28	1.40000	0.336
10/16/2006	0.37	1.32143	0.279
10/9/2006	0.36	0.97297	(0.027)
10/2/2006	0.37	1.02778	0.027
9/25/2006	0.38	1.02703	0.027
9/18/2006	0.44	1.15789	0.147
9/11/2006	0.45	1.02273	0.022
9/5/2006	0.43	0.95556	(0.045)
8/28/2006	0.45	1.04651	0.045
8/21/2006	0.42	0.93333	(0.069)
8/14/2006	0.45	1.07143	0.069
8/7/2006	0.54	1.20000	0.182
7/31/2006	0.54	1.00000	-
7/24/2006	0.56	1.03704	0.036
7/17/2006	0.59	1.05357	0.052
7/10/2006	0.64	1.08475	0.081
7/3/2006	0.65	1.01563	0.016
6/26/2006	0.62	0.95385	(0.047)
6/19/2006	0.53	0.85484	(0.157)
6/12/2006	0.5	0.94340	(0.058)
6/5/2006	0.56	1.12000	0.113
5/30/2006	0.65	1.16071	0.149
5/22/2006	0.68	1.04615	0.045
5/15/2006	1.05	1.54412	0.434
5/8/2006	0.99	0.94286	(0.059)
5/1/2006	1.13	1.14141	0.132
4/24/2006	0.89	0.78761	(0.239)
4/17/2006	1.05	1.17978	0.165
4/10/2006	1.15	1.09524	0.091
4/3/2006	1.05	0.91304	(0.091)
3/27/2006	0.85	0.80952	(0.211)
3/20/2006	0.65	0.76471	(0.268)
3/13/2006	0.53	0.81538	(0.204)
3/6/2006	0.55	1.03774	0.037
2/27/2006	0.62	1.12727	0.120
2/21/2006	0.61	0.98387	(0.016)
2/13/2006	0.64	1.04918	0.048
2/6/2006	0.66	1.03125	0.031
1/30/2006	0.66	1.00000	-
1/23/2006	0.67	1.01515	0.015
1/17/2006	0.65	0.97015	(0.030)
1/9/2006	0.65	1.00000	-
1/3/2006	0.66	1.01538	0.015
12/27/2005	0.62	0.93939	(0.063)
12/19/2005	0.69	1.11290	0.107
12/12/2005	0.7	1.01449	0.014
12/5/2005	0.77	1.10000	0.095
11/28/2005	0.63	0.81818	(0.201)
11/21/2005	0.66	1.04762	0.047
11/14/2005	0.76	1.15152	0.141
11/7/2005	0.65	0.85526	(0.156)
10/31/2005	0.55	0.84615	(0.167)
10/24/2005	0.45	0.81818	(0.201)
10/17/2005	0.48	1.06667	0.065
10/10/2005	0.43	0.89583	(0.110)
10/3/2005	0.48	1.11628	0.110
9/26/2005	0.6	1.25000	0.223
9/19/2005	0.57	0.95000	(0.051)
9/12/2005	0.61	1.07018	0.068
9/6/2005	0.57	0.93443	(0.068)
8/29/2005	0.5	0.87719	(0.131)
8/22/2005	0.6	1.20000	0.182
8/15/2005	0.7	1.16667	0.154
8/8/2005	0.45	0.64286	(0.442)
8/1/2005	0.41	0.91111	(0.093)
7/25/2005	0.4	0.97561	(0.025)
7/18/2005	0.35	0.87500	(0.134)
7/11/2005	0.27	0.77143	(0.260)
7/5/2005	0.21	0.77778	(0.251)
6/27/2005	0.22	1.04762	0.047
6/20/2005	0.21	0.95455	(0.047)
6/13/2005	0.21	1.00000	-
6/6/2005	0.24	1.14286	0.134
5/31/2005	0.26	1.08333	0.080
5/23/2005	0.32	1.23077	0.208
5/16/2005	0.16	0.50000	(0.693)
5/9/2005	0.2	1.25000	0.223
5/2/2005	0.14	0.70000	(0.357)
4/25/2005	0.17	1.21429	0.194
4/18/2005	0.3	1.76471	0.568
4/11/2005	0.19	0.63333	(0.457)
4/4/2005	0.19	1.00000	-

			0.244

			1.763

1-year
Date	Close
3/30/2009	0.08	0.00000	-
3/23/2009	0.04	0.50000	(0.693)
3/16/2009	0.01	0.25000	(1.386)
3/9/2009	0.03	3.00000	1.099
3/2/2009	0.02	0.66667	(0.405)
2/23/2009	0.02	1.00000	-
2/17/2009	0.04	2.00000	0.693
2/9/2009	0.09	2.25000	0.811
2/2/2009	0.09	1.00000	-
1/26/2009	0.06	0.66667	(0.405)
1/20/2009	0.09	1.50000	0.405
1/12/2009	0.09	1.00000	-
1/5/2009	0.09	1.00000	-
12/29/2008	0.05	0.55556	(0.588)
12/22/2008	0.05	1.00000	-
12/15/2008	0.05	1.00000	-
12/8/2008	0.05	1.00000	-
12/1/2008	0.04	0.80000	(0.223)
11/24/2008	0.07	1.75000	0.560
11/17/2008	0.05	0.71429	(0.336)
11/10/2008	0.04	0.80000	(0.223)
11/3/2008	0.07	1.75000	0.560
10/27/2008	0.08	1.14286	0.134
10/20/2008	0.06	0.75000	(0.288)
10/13/2008	0.07	1.16667	0.154
10/6/2008	0.08	1.14286	0.134
9/29/2008	0.09	1.12500	0.118
9/22/2008	0.1	1.11111	0.105
9/15/2008	0.08	0.80000	(0.223)
9/8/2008	0.07	0.87500	(0.134)
9/2/2008	0.08	1.14286	0.134
8/25/2008	0.09	1.12500	0.118
8/18/2008	0.07	0.77778	(0.251)
8/11/2008	0.07	1.00000	-
8/4/2008	0.06	0.85714	(0.154)
7/28/2008	0.09	1.50000	0.405
7/21/2008	0.08	0.88889	(0.118)
7/14/2008	0.1	1.25000	0.223
7/7/2008	0.09	0.90000	(0.105)
6/30/2008	0.1	1.11111	0.105
6/23/2008	0.12	1.20000	0.182
6/16/2008	0.1	0.83333	(0.182)
6/9/2008	0.1	1.00000	-
6/2/2008	0.12	1.20000	0.182
5/27/2008	0.13	1.08333	0.080
5/19/2008	0.15	1.15385	0.143
5/12/2008	0.2	1.33333	0.288
5/5/2008	0.14	0.70000	(0.357)
4/28/2008	0.2	1.42857	0.357
4/21/2008	0.16	0.80000	(0.223)
4/14/2008	0.2	1.25000	0.223
4/7/2008	0.2	1.00000	-

			0.385

			2.779

6-month
Date	Close
2/18/2009	0.04	1.00000	-
2/17/2009	0.04	1.00000	-
2/13/2009	0.09	2.25000	0.811
2/12/2009	0.03	0.33333	(1.099)
2/11/2009	0.09	3.00000	1.099
2/10/2009	0.09	1.00000	-
2/9/2009	0.05	0.55556	(0.588)
2/6/2009	0.09	1.80000	0.588
2/5/2009	0.08	0.88889	(0.118)
2/4/2009	0.07	0.87500	(0.134)
2/3/2009	0.07	1.00000	-
2/2/2009	0.06	0.85714	(0.154)
1/30/2009	0.06	1.00000	-
1/29/2009	0.07	1.16667	0.154
1/28/2009	0.09	1.28571	0.251
1/27/2009	0.09	1.00000	-
1/26/2009	0.09	1.00000	-
1/23/2009	0.09	1.00000	-
1/22/2009	0.09	1.00000	-
1/21/2009	0.09	1.00000	-
1/20/2009	0.09	1.00000	-
1/16/2009	0.09	1.00000	-
1/15/2009	0.09	1.00000	-
1/14/2009	0.09	1.00000	-
1/13/2009	0.09	1.00000	-
1/12/2009	0.09	1.00000	-
1/9/2009	0.09	1.00000	-
1/8/2009	0.09	1.00000	-
1/7/2009	0.09	1.00000	-
1/6/2009	0.06	0.66667	(0.405)
1/5/2009	0.05	0.83333	(0.182)
1/2/2009	0.05	1.00000	-
12/31/2008	0.05	1.00000	-
12/30/2008	0.05	1.00000	-
12/29/2008	0.05	1.00000	-
12/26/2008	0.05	1.00000	-
12/24/2008	0.05	1.00000	-
12/23/2008	0.05	1.00000	-
12/22/2008	0.05	1.00000	-
12/19/2008	0.05	1.00000	-
12/18/2008	0.05	1.00000	-
12/17/2008	0.06	1.20000	0.182
12/16/2008	0.05	0.83333	(0.182)
12/15/2008	0.05	1.00000	-
12/12/2008	0.05	1.00000	-
12/11/2008	0.03	0.60000	(0.511)
12/10/2008	0.03	1.00000	-
12/9/2008	0.03	1.00000	-
12/8/2008	0.04	1.33333	0.288
12/5/2008	0.04	1.00000	-
12/4/2008	0.04	1.00000	-
12/3/2008	0.05	1.25000	0.223
12/2/2008	0.05	1.00000	-
12/1/2008	0.07	1.40000	0.336
11/28/2008	0.07	1.00000	-
11/26/2008	0.07	1.00000	-
11/25/2008	0.07	1.00000	-
11/24/2008	0.05	0.71429	(0.336)
11/21/2008	0.05	1.00000	-
11/20/2008	0.05	1.00000	-
11/19/2008	0.05	1.00000	-
11/18/2008	0.04	0.80000	(0.223)
11/17/2008	0.04	1.00000	-
11/14/2008	0.04	1.00000	-
11/13/2008	0.04	1.00000	-
11/12/2008	0.04	1.00000	-
11/11/2008	0.07	1.75000	0.560
11/10/2008	0.07	1.00000	-
11/7/2008	0.07	1.00000	-
11/6/2008	0.07	1.00000	-
11/5/2008	0.07	1.00000	-
11/4/2008	0.07	1.00000	-
11/3/2008	0.07	1.00000	-
10/31/2008	0.08	1.14286	0.134
10/30/2008	0.07	0.87500	(0.134)
10/29/2008	0.1	1.42857	0.357
10/28/2008	0.1	1.00000	-
10/27/2008	0.06	0.60000	(0.511)
10/24/2008	0.06	1.00000	-
10/23/2008	0.07	1.16667	0.154
10/22/2008	0.07	1.00000	-
10/21/2008	0.07	1.00000	-
10/20/2008	0.07	1.00000	-
10/17/2008	0.07	1.00000	-
10/16/2008	0.07	1.00000	-
10/15/2008	0.08	1.14286	0.134
10/14/2008	0.08	1.00000	-
10/13/2008	0.08	1.00000	-
10/10/2008	0.08	1.00000	-
10/9/2008	0.08	1.00000	-
10/8/2008	0.08	1.00000	-
10/7/2008	0.07	0.87500	(0.134)
10/6/2008	0.1	1.42857	0.357
10/3/2008	0.09	0.90000	(0.105)
10/2/2008	0.11	1.22222	0.201
10/1/2008	0.08	0.72727	(0.318)
9/30/2008	0.1	1.25000	0.223
9/29/2008	0.1	1.00000	-
9/26/2008	0.1	1.00000	-
9/25/2008	0.1	1.00000	-
9/24/2008	0.1	1.00000	-
9/23/2008	0.1	1.00000	-
9/22/2008	0.09	0.90000	(0.105)
9/19/2008	0.08	0.88889	(0.118)
9/18/2008	0.08	1.00000	-
9/17/2008	0.08	1.00000	-
9/16/2008	0.08	1.00000	-
9/15/2008	0.07	0.87500	(0.134)
9/12/2008	0.07	1.00000	-
9/11/2008	0.06	0.85714	(0.154)
9/10/2008	0.08	1.33333	0.288
9/9/2008	0.08	1.00000	-
9/8/2008	0.08	1.00000	-
9/5/2008	0.08	1.00000	-
9/4/2008	0.08	1.00000	-
9/3/2008	0.08	1.00000	-
9/2/2008	0.08	1.00000	-
8/29/2008	0.09	1.12500	0.118
8/28/2008	0.08	0.88889	(0.118)
8/27/2008	0.06	0.75000	(0.288)
8/26/2008	0.06	1.00000	-
8/25/2008	0.06	1.00000	-
8/22/2008	0.07	1.16667	0.154
8/21/2008	0.07	1.00000	-
8/20/2008	0.07	1.00000	-
8/19/2008	0.07	1.00000	-
8/18/2008	0.07	1.00000	-

			0.386330045

			6.132799343

3-month
Date	Close
1/2/2009	0.05	#VALUE!	0
1/5/2009	0.05	1.00000	0
1/6/2009	0.06	1.20000	0.182321557
1/7/2009	0.09	1.50000	0.405465108
1/8/2009	0.09	1.00000	0
1/9/2009	0.09	1.00000	0
1/12/2009	0.09	1.00000	0
1/13/2009	0.09	1.00000	0
1/14/2009	0.09	1.00000	0
1/15/2009	0.09	1.00000	0
1/16/2009	0.09	1.00000	0
1/20/2009	0.09	1.00000	0
1/21/2009	0.09	1.00000	0
1/22/2009	0.09	1.00000	0
1/23/2009	0.09	1.00000	0
1/26/2009	0.09	1.00000	0
1/27/2009	0.09	1.00000	0
1/28/2009	0.09	1.00000	0
1/29/2009	0.07	0.77778	-0.251314428
1/30/2009	0.06	0.85714	-0.15415068
2/2/2009	0.06	1.00000	0
2/3/2009	0.07	1.16667	0.15415068
2/4/2009	0.07	1.00000	0
2/5/2009	0.08	1.14286	0.133531393
2/6/2009	0.09	1.12500	0.117783036
2/9/2009	0.05	0.55556	-0.587786665
2/10/2009	0.09	1.80000	0.587786665
2/11/2009	0.09	1.00000	0
2/12/2009	0.03	0.33333	-1.098612289
2/13/2009	0.09	3.00000	1.098612289
2/17/2009	0.04	0.44444	-0.810930216
2/18/2009	0.04	1.00000	0
2/19/2009	0.04	1.00000	0
2/20/2009	0.04	1.00000	0
2/23/2009	0.04	1.00000	0
2/24/2009	0.03	0.75000	-0.287682072
2/25/2009	0.03	1.00000	0
2/26/2009	0.03	1.00000	0
2/27/2009	0.02	0.66667	-0.405465108
3/2/2009	0.02	1.00000	0
3/3/2009	0.01	0.50000	-0.693147181
3/4/2009	0.01	1.00000	0
3/5/2009	0.01	1.00000	0
3/6/2009	0.02	2.00000	0.693147181
3/9/2009	0.01	0.50000	-0.693147181
3/10/2009	0.01	1.00000	0
3/11/2009	0.03	3.00000	1.098612289
3/12/2009	0.05	1.66667	0.510825624
3/13/2009	0.03	0.60000	-0.510825624
3/16/2009	0.03	1.00000	0
3/17/2009	0.03	1.00000	0
3/18/2009	0.01	0.33333	-1.098612289
3/19/2009	0.01	1.00000	0
3/20/2009	0.01	1.00000	0
3/23/2009	0.01	1.00000	0
3/24/2009	0.01	1.00000	0
3/25/2009	0.02	2.00000	0.693147181
3/26/2009	0.04	2.00000	0.693147181
3/27/2009	0.04	1.00000	0
3/30/2009	0.05	1.25000	0.223143551
3/31/2009	0.08	1.60000	0.470003629

			0.40732479

			6.46608059